


CPA®: GLOBAL

# 2010 Annual Report
## Corporate Property Associates 16 – Global

Investing for the long run™

A MEMBER OF THE W. P. CAREY GROUP

**CPA®:16 – Global** seeks to provide investors with increasing distributions and long-term investment growth by focusing primarily on tenant creditworthiness, acquiring critical operating assets and investing in a broadly diversified portfolio of real estate assets. Through this approach, we strive to protect investors in all market cycles.



# Financial Highlights

| (IN THOUSANDS EXCEPT PER SHARE AMOUNTS) | FOR THE YEARS ENDED DECEMBER 31, 2006 | 2007 | 2008 | 2009 | 2010 |
|---|---|---|---|---|---|
| **Operating Data**[1] | | | | | |
| Revenues | $66,748 | $160,452 | $231,808 | $232,904 | $234,759 |
| Net income (loss) attributable to CPA®:16 – Global shareholders[2] | 30,105 | 34,204 | 20,247 | (2,540) | 32,007 |
| Net cash provided by operating activities | 52,255 | 120,985 | 117,435 | 119,879 | 121,340 |
| Cash distributions paid | 41,227 | 72,551 | 79,011 | 80,778 | 82,013 |
| **Per Share Data** | | | | | |
| Distributions declared | .64 | .65 | .66 | .66 | .66 |
| **Balance Sheet Data** | | | | | |
| Total assets | $1,775,640 | $3,081,869 | $2,967,203 | $2,889,005 | $2,437,959 |
| Long-term obligations[3] | 662,762 | 1,445,734 | 1,453,901 | 1,454,851 | 1,371,948 |

1 Certain prior year balances have been retrospectively adjusted as discontinued operations and for the adoption of recent accounting guidance for noncontrolling interests.

2 Net income (loss) attributable to CPA®:16 – Global shareholders in 2009 and 2008 reflected certain impairment charges. See Note 11 to the Consolidated Financial Statements.

3 Represents non-recourse mortgage obligations and deferred acquisition fee installments.

This Annual Report and the financials highlighted above contain references to non-GAAP financial measures, including EBITDA, AFFO and Adjusted Cash Flow from Operating Activities. • EBITDA – Represents earnings before interest, taxes, depreciation and amortization. • AFFO – Represents funds from operations as defined by the National Association of Real Estate Investment Trusts adjusted to include the impact of certain non-cash charges to net income. • Adjusted Cash Flow from Operating Activities – Represents GAAP cash flow from operations adjusted primarily to reflect certain timing differences, cash distributions received from unconsolidated joint ventures in excess of our equity investment in the joint ventures, and cash distributions we make to our noncontrolling partners in joint ventures that we consolidate. • We believe that these non-GAAP financial measures are useful supplemental measures that assist investors to better understand the underlying performance of our business segments. These non-GAAP financial measures do not represent net income or cash flow from operating activities that are computed in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as an indicator of our financial performance. These non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Please reference the Form 8-K, which was filed on April 5, 2011, and is available on our Web site at www.cpa16global.com, for a reconciliation of these non-GAAP financial measures to our consolidated financial statements.

SEC Mail Processing
Section

MAY 09 2011

Washington, DC
110

**Cash Flow from Operating Activities**
(Dollars in millions)




**Revenues**
(Dollars in millions)




**Distributions Declared per Share**



## Dear Fellow Shareholders



We are pleased to report that Corporate Property Associates 16 – Global performed well in 2010. CPA®:16 – Global earned total revenues of $234.8 million in 2010, up slightly from $232.9 million in 2009, primarily the result of the full-year impact of our investment in Tesco plc, as well as increased revenue from our domestic hotel ventures.

As of year-end, CPA®:16 – Global's portfolio was composed of full or partial ownership interests in 384 properties, representing approximately 27 million square feet on a pro rata basis, leased to tenants required to pay substantially all operating and maintenance costs. 64% of our revenues are from properties located in North America, and 36% are from properties in Europe and, to a lesser extent, Asia. CPA®:16 – Global's portfolio includes a diversified mix of industrial, office, warehouse/distribution, retail, self-storage and hospitality-related properties. These properties ended the year 99% occupied.

### Merger Expands Portfolio

On May 2, 2011, CPA®:16 – Global and CPA®:14 entered into a merger, with CPA®:16 – Global serving as the surviving entity. We believe that this merger will bring to CPA®:16 – Global a large portfolio of high-quality, net-leased properties that complements its existing portfolio. As a result, CPA®:16 – Global will increase its asset base by more than $1.63 billion. In addition, the merger should provide even greater diversification across geographic regions, assets and tenants, as well as the opportunity for increased revenues and cash flow.

### Improving Global Economy Bolstered Commercial Real Estate

2010 was a year of improvement for the U.S. and global economies—and the commercial real estate market—in the wake of distressed conditions in 2008 and 2009. The resumption of capital inflows to commercial real estate securities boosted the availability of mortgage financing, the number of lenders for domestic and international investments generally increased, and asset prices began to recover from the lows reached during the global credit crisis.

In this improving environment, many of our tenants benefited from better business conditions, and we believe that the risk of lease defaults generally is declining. Nonetheless, we have continued to pay close attention to our risk management strategies. We historically have sought to invest in assets that are critically important to a tenant's operations, and we have attempted to diversify our portfolio by tenant,

tenant industry and geography. And our asset management team works to see that these facilities remain occupied, that rent is paid and on time, that assets are sold if the right opportunity arises and that if a tenant does enter into financial difficulty, we continue to receive the rental income our investors have come to rely on.

We did experience a 4.3% decrease in our estimated net asset value to $8.80, which was calculated as of September 30, 2010 in conjunction with the proposed merger with CPA®:14. Including distributions for 2010, our total annual return was 2.8%, which we are pleased with, given the overall market and comparative performance of similar investment vehicles.

**Improvements in Cash Flow**

Cash flow from operating activities increased in 2010, due primarily to the full-year impact of our investment activity in 2009. On the other hand, we incurred lower impairment charges in 2010 totaling $9.8 million, down from $56.0 million in 2009, in order to reduce the carrying value of certain investments to their estimated fair value. We obtained new mortgage financing totaling $36.9 million in 2010, at attractive pricing in this historically low-interest-rate environment.

Our quarterly cash distribution remained at $0.1656 per share for the fourth quarter of 2010, which equates to an annualized rate of 6.62%. These cash distributions continue to be supported by both adjusted cash flow from operating activities and funds from operations, as adjusted (AFFO); we paid out 72% and 92%, respectively, of our adjusted cash flow and AFFO in distributions for 2010.

**Investing for the Long Run™**

We have been encouraged by the recent recovery of global commercial real estate markets, and we remain optimistic regarding further improvement in market conditions in 2011. Commercial real estate capitalization rates have continued to come down from their credit-crisis highs, especially for higher-quality assets or assets leased to tenants with strong credit profiles. Better financing conditions, combined with a stabilization of prices for high-quality assets, have fostered greater competition for new investment opportunities among public and private investors, helping to support asset values.

As we have in good economic times and bad over more than 30 years, we are confident that we can confront the challenges and seize the opportunities that today's investment environment may provide. Indeed, we attribute our track record of success to our belief in *Investing for the Long Run,* in which we maintain conservative management of a broadly diversified portfolio in order to enhance shareholder value and generate a stable, reliable stream of current income for our investors.

Thank you for your ongoing confidence and support.

With best regards,





Wm. Polk Carey
Chairman

Trevor P. Bond
Chief Executive Officer

Gino M. Sabatini
President

**Annualized Yield and Estimated Net Asset Values**








na tržnica
Grejp crveni
Grejp žuti



# Financial Highlights

## TABLE OF CONTENTS


| | |
|---|---|
| 6 | Selected Financial Data |
| 7 | Management's Discussion and Analysis of Financial Condition and Results of Operations |
| 29 | Quantitative and Qualitative Disclosures about Market Risk |
| 32 | Report of Independent Registered Public Accounting Firm |
| 33 | Consolidated Balance Sheets |
| 35 | Consolidated Statements of Operations |
| 36 | Consolidated Statements of Comprehensive Income (Loss) |
| 37 | Consolidated Statements of Equity |
| 38 | Consolidated Statements of Cash Flows |
| 40 | Notes to Consolidated Financial Statements |
| 74 | Report on Form 10-K |
| 75 | Corporate Information |

## Selected Financial Data

| IN THOUSANDS, EXCEPT PER SHARE DATA | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| | YEARS ENDED DECEMBER 31, | | | | |
| **Operating Data**[a] | | | | | |
| Total revenues | **$ 234,759** | $ 232,904 | $ 231,808 | $ 160,452 | $ 66,748 |
| Income from continuing operations | **51,702** | 29,596 | 46,648 | 56,867 | 29,803 |
| Net income[b] | **59,238** | 12,959 | 47,360 | 58,598 | 31,970 |
| Add: Net (income) loss attributable to noncontrolling interests | **(4,905)** | 8,050 | (339) | (6,048) | (1,865) |
| Less: Net income attributable to redeemable noncontrolling interests | **(22,326)** | (23,549) | (26,774) | (18,346) | — |
| Net income (loss) attributable to CPA®16 — Global shareholders | **32,007** | (2,540) | 20,247 | 34,204 | 30,105 |
| Earnings (loss) per share: | | | | | |
| Income from continuing operations attributable to CPA®:16 — Global shareholders | **0.23** | 0.03 | 0.16 | 0.28 | 0.37 |
| Net income (loss) attributable to CPA®:16 — Global shareholders | **0.26** | (0.02) | 0.17 | 0.29 | 0.40 |
| Cash distributions declared per share | **0.6624** | 0.6621 | 0.6576 | 0.6498 | 0.6373 |
| **Balance Sheet Data** | | | | | |
| Total assets | **$ 2,437,959** | $ 2,889,005 | $ 2,967,203 | $ 3,081,869 | $ 1,775,640 |
| Net investments in real estate[c] | **2,127,900** | 2,223,549 | 2,190,625 | 2,169,979 | 1,143,908 |
| Long-term obligations[d] | **1,371,948** | 1,454,851 | 1,453,901 | 1,445,734 | 662,762 |
| **Other Information** | | | | | |
| Cash provided by operating activities | **$ 121,340** | $ 119,879 | $ 117,435 | $ 120,985 | $ 52,255 |
| Cash distributions paid | **82,013** | 80,778 | 79,011 | 72,551 | 41,227 |
| Payment of mortgage principal[e] | **21,613** | 18,747 | 15,487 | 18,053 | 6,397 |

(a) Certain prior year amounts have been reclassified from continuing operations to discontinued operations.

(b) Net income in 2010, 2009 and 2008 reflected impairment charges totaling $10.9 million, inclusive of amounts attributable to noncontrolling interests totaling $2.5 million, $59.6 million, inclusive of amounts attributable to noncontrolling interests totaling $12.8 million, and $4.0 million, respectively.

(c) Net investments in real estate consists of net investments in properties, net investment in direct financing leases, equity investments in real estate, real estate under construction and assets held for sale, as applicable.

(d) Represents non-recourse mortgage obligations and deferred acquisition fee installments.

(e) Represents scheduled mortgage principal payments.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to provide the reader with information that will assist in understanding our financial statements and the reasons for changes in certain key components of our financial statements from period to period. MD&A also provides the reader with our perspective on our financial position and liquidity, as well as certain other factors that may affect our future results.

### BUSINESS OVERVIEW

As described in more detail in Item 1 of our annual report on Form 10-K, we are a publicly owned, non-listed REIT that invests primarily in commercial properties leased to companies domestically and internationally. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, primarily on a triple-net lease basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent adjustments, tenant defaults and sales of properties. We were formed in 2003 and are managed by the advisor. In addition, as discussed in Item 1, Significant Developments during 2010, on December 13, 2010, we and CPA®:14 entered into a definitive agreement pursuant to which CPA®:14 will merge with and into one of our subsidiaries, subject to the approval of the shareholders of CPA®:14. The closing of the Proposed Merger is also subject to customary closing conditions, among other things.

### FINANCIAL HIGHLIGHTS

| | YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|
| (IN THOUSANDS) | 2010 | 2009 | 2008 |
| Total revenues | **$ 234,759** | $ 232,904 | $ 231,808 |
| Net income (loss) attributable to CPA®:16 — Global shareholders | **32,007** | (2,540) | 20,247 |
| Cash flow from operating activities | **121,340** | 119,879 | 117,435 |
| Distributions paid | **82,013** | 80,778 | 79,011 |
| Supplemental financial measures: | | | |
| Funds from operations—as adjusted (AFFO) | **$ 78,349** | $ 77,009 | $ 75,762 |
| Adjusted cash flow from operating activities | **114,583** | 114,225 | 115,875 |

We consider the performance metrics listed above, including certain supplemental metrics that are not defined by GAAP ("non-GAAP") such as Funds from operations — as adjusted, or AFFO, and Adjusted cash flow from operating activities, to be important measures in the evaluation of our results of operations, liquidity and capital resources. We evaluate our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders. Please see Supplemental Financial Measures below for our definition of these measures and reconciliations to their most directly comparable GAAP measure.

Total revenues increased slightly in 2010 as compared to 2009. The increase in lease revenue, which was primarily the result of the full year impact of our invest-

ment in Tesco plc, as well as the increase in revenue from our domestic hotel ventures, was substantially offset by a decrease in interest income on notes receivable on Hellweg 2 due to the exercise of a purchase option.

Net income attributable to CPA®:16 — Global shareholders for the year ended December 31, 2010 reflected a reduction in the level of impairment charges recognized as compared to 2009. During 2010, we recognized impairment charges of $10.9 million, inclusive of amounts attributable to noncontrolling interests of $2.5 million, while in 2009 we recognized impairment charges of $59.6 million, inclusive of amounts attributable to noncontrolling interests of $12.8 million.

Our quarterly cash distribution remained at $0.1656 per share for the fourth quarter of 2010, or $0.66 per share on an annualized basis.

Our AFFO supplemental measure for the year ended December 31, 2010, as compared to 2009, increased by $1.3 million, primarily as a result of the full year impact of our 2009 investment activity. For the year ended December 31, 2010 as compared to 2009, our adjusted cash flow from operating activities supplemental measure remained relatively unchanged.

## CURRENT TRENDS

### General Economic Environment

We are impacted by macroeconomic environmental factors, the capital markets, and general conditions in the commercial real estate market, both in the U.S. and globally. As of the date of this Report, we have seen signs of modest improvement in the global economy following the significant distress experienced in 2008 and 2009. While these factors reflect favorably on our business, the economic recovery remains weak, and our business remains dependent on the speed and strength of the recovery, which cannot be predicted at this time. Nevertheless, as of the date of this Report, the impact of current financial and economic trends on our business, and our response to those trends, is presented below.

### Foreign Exchange Rates

We have foreign investments and, as a result, are subject to risk from the effects of exchange rate movements. Our results of foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to foreign currencies. During 2010, the Euro weakened primarily as a result of sovereign debt issues in several European countries. Investments denominated in the Euro accounted for approximately 35% of our annualized contractual minimum base rent for 2010. During 2010, the U.S. dollar strengthened against the Euro, as the average conversion rate for the U.S. dollar in relation to the Euro decreased by 5% in comparison to 2009. Additionally, the end-of-period conversion rate of the Euro at December 31, 2010 decreased 8% to $1.3253 from $1.4333 at December 31, 2009. This strengthening had a negative impact on our balance sheet at December 31, 2010 as compared to our balance sheet at December 31, 2009. While we actively manage our foreign exchange risk, a significant unhedged decline in the value of the Euro could have a material negative impact on our net asset values, future results, financial position and cash flows.

### Capital Markets

We have recently seen evidence of a gradual improvement in capital market conditions including new issuances of commercial mortgage-backed securities debt. Capital inflows to both commercial real estate debt and equity markets have helped increase the availability of mortgage financing and asset prices have begun to recover from their credit crisis lows. Over the past few quarters, there has been continued improvement in the availability of financing; however, lenders remain cautious and continue to employ more conservative underwriting standards. We have seen commercial real estate capitalization rates begin to narrow from credit crisis highs, especially for higher-quality assets or assets leased to tenants with strong credit.

### Financing Conditions

We have recently seen a gradual improvement in both the credit and real estate financing markets. During the year ended December 31, 2010, we saw an increase in the number of lenders for both domestic and international investments as market conditions improved. However, during the fourth quarter of 2010, the cost of debt rose, but we anticipate that this may be recoverable either through deal pricing or if lenders adjust their spreads, which had been unusually high during the crisis. The increase was primarily a result of a rise in the 10-year treasury rates for domestic deals and due to the impact of the sovereign debt issues in Europe.

**Real Estate Sector**

As noted above, the commercial real estate market is impacted by a variety of macroeconomic factors, including but not limited to growth in gross domestic product, unemployment, interest rates, inflation, and demographics. Since the beginning of the credit crisis, these macro-economic factors have persisted, negatively impacting commercial real estate market fundamentals, which has resulted in higher vacancies, lower rental rates, and lower demand for vacant space. While more recently there have been some indications of stabilization in asset values and slight improvements in occupancy rates, general uncertainty surrounding commercial real estate fundamentals and property valuations continues. We are chiefly affected by changes in the appraised values of our properties, tenant defaults, inflation, lease expirations, and occupancy rates.

**Net Asset Values**

The advisor generally calculates our NAV per share on an annual basis. To make this calculation the advisor relies in part on an estimate of the fair market value of our real estate provided by a third party, adjusted to give effect to the estimated fair value of mortgages encumbering our assets (also provided by a third party) as well as other adjustments. There are a number of variables that comprise this calculation, including individual tenant credits, lease terms, lending credit spreads, foreign currency exchange rates, and tenant defaults, among others. We do not control these variables and, as such, cannot predict how they will change in the future.

As a result of continued weakness in the economy and a strengthening of the dollar versus the Euro during 2010 and 2009, our NAV per share at September 30, 2010, which was calculated in connection with the Proposed Merger, decreased to $8.80, a 4.3% decline from our December 31, 2009 NAV per share of $9.20.

*Tenant Defaults*

As a net lease investor, we are exposed to credit risk within our tenant portfolio, which can reduce our results of operations and cash flow from operations if our tenants are unable to pay their rent. Tenants experiencing financial difficulties may become delinquent on their rent and/or default on their leases and, if they file for bankruptcy protection, may reject our lease in bankruptcy court, resulting in reduced cash flow, which may negatively impact net asset values and require us to incur impairment charges. Even where a default has not occurred and a tenant is continuing to make the required lease payments, we may restructure or renew leases on less favorable terms, or the tenant's credit profile may deteriorate, which could affect the value of the leased asset and could in turn require us to incur impairment charges.

As of the date of this Report, we have no tenants operating under bankruptcy protection. Our experience for the year ended December 31, 2010 reflects an improvement from the unusually high level of tenant defaults during 2008 and 2009, when companies across many industries experienced financial distress due to the economic downturn and the seizure in the credit markets. We have observed that many of our tenants have benefited from continued improvements in general business conditions, which we anticipate will result in reduced tenant defaults going forward; however, it is possible that additional tenants may file for bankruptcy or default on their leases during 2011 and that economic conditions may again deteriorate.

To mitigate these risks, we have historically looked to invest in assets that we believe are critically important to a tenant's operations and have attempted to diversify our portfolio by tenant, tenant industry and geography. We also monitor tenant performance through review of rent delinquencies as a precursor to a potential default, meetings with tenant management, and review of tenants' financial statements and compliance with any financial covenants. When necessary, our asset management process includes restructuring transactions to meet the evolving needs of tenants, re-leasing properties, refinancing debt and selling properties, as well as protecting our rights when tenants default or enter into bankruptcy.

*Inflation*

Our leases generally have rent adjustments that are either fixed or based on formulas indexed to changes in the CPI or other similar index for the jurisdiction in which the property is located. Because these rent adjustments may be calculated based on changes in the CPI over a multi-year period, changes in inflation rates can have a delayed impact on our results of operations. Rent adjustments during 2009 and, to a lesser extent, 2010 generally benefited from increases in inflation rates during the years prior to the scheduled rent adjustment date. However, despite recent signs of inflationary pressure, we continue to expect that rent increases will be significantly lower in coming years as a result of the current historically low inflation rates in the U.S. and the Euro zone.

### *Lease Expirations and Occupancy*

At December 31, 2010, we had no significant leases scheduled to expire or renew in the next twelve months. The advisor actively manages our real estate portfolio and begins discussing options with tenants in advance of the scheduled lease expiration. In certain cases, we obtain lease renewals from our tenants; however, tenants may elect to move out at the end of their term, or may elect to exercise purchase options, if any, in their leases. In cases where tenants elect not to renew, we may seek replacement tenants or try to sell the property. Our occupancy was 99% at December 31, 2010, unchanged from December 31, 2009.

### Proposed Accounting Changes

The International Accounting Standards Board and FASB have issued an Exposure Draft on a joint proposal that would dramatically transform lease accounting from the existing model. These changes would impact most companies, but are particularly applicable to those that are significant users of real estate. The proposal outlines a completely new model for accounting by lessees, whereby their rights and obligations under all leases, existing and new, would be capitalized and recorded on the balance sheet. For some companies, the new accounting guidance may influence whether or not, or the extent to which, they enter into the type of sale-leaseback transactions in which we specialize. At this time, the proposed guidance has not been finalized and as such we are unable to determine whether the proposal will have a material impact on our business..

The Emerging Issues Task Force ("EITF") of the FASB discussed the accounting treatment for deconsolidating subsidiaries in situations other than a sale or transfer at its September 2010 meeting. While the EITF did not reach a consensus for exposure, the EITF determined that further research was necessary to more fully understand the scope and implications of the matter, prior to issuing a consensus for exposure. If the EITF reaches a consensus for exposure, we will evaluate the impact of such conclusion on our financial statements. During 2010, we deconsolidated a subsidiary that leased property to Goertz & Schiele Corp. which had total assets and liabilities of $7.5 million and $14.5 million, respectively, and recognized a gain in the amount of $7.1 million.

## HOW WE EVALUATE RESULTS OF OPERATIONS

We evaluate our results of operations with a primary focus on our ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders and increasing our equity in our real estate. As a result, our assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation and impairment charges.

We consider cash flows from operating activities, cash flows from investing activities, cash flows from financing activities and certain non-GAAP performance metrics to be important measures in the evaluation of our results of operations, liquidity and capital resources. Cash flows from operating activities are sourced primarily from long-term lease contracts. These leases are generally triple net and mitigate, to an extent, our exposure to certain property operating expenses. Our evaluation of the amount and expected fluctuation of cash flows from operating activities is essential in evaluating our ability to fund operating expenses, service debt and fund distributions to shareholders.

We consider cash flows from operating activities plus cash distributions from equity investments in real estate in excess of equity income, less cash distributions paid to consolidated joint venture partners, as a supplemental measure of liquidity in evaluating our ability to sustain distributions to shareholders. We consider this measure useful as a supplemental measure to the extent the source of distributions in excess of equity income in real estate is the result of non-cash charges, such as depreciation and amortization, because it allows us to evaluate the cash flows from consolidated and unconsolidated investments in a comparable manner. In deriving this measure, we exclude cash distributions from equity investments in real estate that are sourced from the sales of the equity investee's assets or refinancing of debt because we deem them to be returns of investment and not returns on investment.

We focus on measures of cash flows from investing activities and cash flows from financing activities in our evaluation of our capital resources. Investing activities typically consist of the acquisition or disposition of investments in real property

and the funding of capital expenditures with respect to real properties. Financing activities primarily consist of the payment of distributions to shareholders, obtaining non-recourse mortgage financing, generally in connection with the acquisition or refinancing of properties, and making mortgage principal payments. Our financing strategy has been to purchase substantially all of our properties with a combination of equity and non-recourse mortgage debt. A lender on a non-recourse mortgage loan generally has recourse only to the property collateralizing such debt and not to any of our other assets. This strategy has allowed us to diversify our portfolio of properties and, thereby, limit our risk. In the event that a balloon payment comes due, we may seek to refinance the loan, restructure the debt with existing lenders, or evaluate our ability to pay the balloon payment from our cash reserves or sell the property and use the proceeds to satisfy the mortgage debt.

### Results of Operations

Our results of operations continue to be significantly impacted by a transaction from April 2007 (the "Hellweg 2" transaction) in which we and our affiliates acquired a venture (the "property venture") that in turn acquired a 24.7% ownership interest in a limited partnership owning 37 properties throughout Germany. We and our affiliates also acquired a second venture (the "lending venture"), which made a loan (the "note receivable") to the holder of the remaining 75.3% interests in the limited partnership (the "partner"). In connection with the acquisition, the property venture agreed to three option agreements that give the property venture the right to purchase, from our partner, the remaining 75.3% (direct and indirect) interest in the limited partnership at a price equal to the principal amount of the note receivable at the time of purchase. In November 2010, the property venture exercised the first of its three options and acquired from our partner a 70% direct interest in the limited partnership for $297.3 million, thus owning a (direct and indirect) 94.7% interest in the limited partnership. The property venture has assignable option agreements to acquire the remaining (direct and indirect) 5.3% interest in the limited partnership by October 2012. If the property venture does not exercise its option agreements, our partner has option agreements to put its remaining interests in the limited partnership to the property venture during 2014 at a price equal to the principal amount of the note receivable at the time of purchase. Currently, under the terms of the note receivable, the lending venture will receive interest income that approximates 5.3% of all income earned by the limited partnership, less adjustments. The note receivable has a principal balance of $21.8 million, inclusive of our affiliates' noncontrolling interest of $16.2 million at December 31, 2010. Our total effective ownership interest in the ventures is 26%. We consolidate the ventures in our financial statements under current accounting guidance. The total cost of the interests in these ventures was $446.4 million, inclusive of our affiliates' noncontrolling interest of $330.4 million. In connection with these transactions, the ventures obtained combined non-recourse mortgage financing of $378.6 million, inclusive of our affiliates' noncontrolling interest of $280.2 million, having a fixed annual interest rate of 5.5% and a term of 10 years.

Although we consolidate the results of operations of the Hellweg 2 transaction, because our effective ownership interest is 26%, a significant portion of the results of operations from this transaction is reduced by our affiliates' noncontrolling interests. As a result of obtaining non-recourse mortgage debt to finance a significant portion of the purchase price and depreciating/amortizing assets over their estimated useful lives, we do not expect this transaction to have a significant impact on our results of operations. However, the transaction has a significant impact on many of the components of our results of operations, as described below. Based on the exchange rate of the Euro at December 31, 2010, this transaction generated property level cash flow from operations (revenues less interest expense) of $11.9 million, inclusive of amounts attributable to noncontrolling interests of $8.8 million, during 2010.

The following table presents the components of our lease revenue (in thousands):

| | YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|
| | **2010** | **2009** | **2008** |
| Rental income | **$ 153,755** | $ 149,839 | $ 146,963 |
| Interest income from direct financing leases | **27,101** | 27,448 | 28,864 |
| | **$ 180,856** | **$ 177,287** | **$ 175,827** |

The following table sets forth the net lease revenues (i.e., rental income and interest income from direct financing leases) that we earned from lease obligations through our direct ownership of real estate (in thousands):

| LESSEE | YEARS ENDED DECEMBER 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| Hellweg 2[a][b] | **$ 34,408** | $ 35,889 | $ 37,128 |
| Telcordia Technologies, Inc. | **9,799** | 9,371 | 9,311 |
| Tesco plc[a][b][c] | **7,337** | 3,420 | — |
| Nordic Cold Storage LLC[d] | **6,923** | 6,830 | 6,257 |
| Berry Plastics Corporation[b] | **6,666** | 6,641 | 6,651 |
| The Talaria Company (Hinckley)[b][e] | **5,506** | 4,133 | 4,984 |
| Fraikin SAS[a][f] | **5,340** | 5,935 | 5,888 |
| MetoKote Corp., MetoKote Canada Limited and MetoKote de Mexico[a][g] | **4,853** | 4,715 | 6,365 |
| International Aluminum Corp. and United States Aluminum of Canada, Ltd.[a] | **4,574** | 4,518 | 4,454 |
| LFD Manufacturing Ltd., IDS Logistics (Thailand) Ltd. and IDS Manufacturing SDN BHD[a] | **4,342** | 3,903 | 4,109 |
| Huntsman International, LLC | **4,027** | 4,027 | 4,027 |
| Best Brands Corp.[h] | **4,027** | 3,995 | 3,129 |
| Ply Gem Industries, Inc.[a] | **3,947** | 3,884 | 3,834 |
| Bob's Discount Furniture, LLC | **3,629** | 3,564 | 3,538 |
| TRW Vehicle Safety Systems Inc. | **3,568** | 3,568 | 3,568 |
| Kings Super Markets Inc. | **3,544** | 3,416 | 3,416 |
| Universal Technical Institute of California, Inc. | **3,506** | 3,418 | 3,418 |
| Finisar Corporation | **3,287** | 3,287 | 3,224 |
| Performance Fibers GmbH[a] | **3,204** | 3,408 | 3,531 |
| Dick's Sporting Goods, Inc.[b] | **3,141** | 3,141 | 3,141 |
| Other[a][b] | **55,228** | 56,224 | 55,854 |
| | **$ 180,856** | **$ 177,287** | **$ 175,827** |

(a) Amounts are subject to fluctuations in foreign currency exchange rates. The average rate for the U.S. dollar in relation to the Euro during both 2010 and 2009 strengthened by approximately 5% in comparison to the respective prior year periods, resulting in a negative impact on lease revenues for our Euro-denominated investments in 2010 and 2009.

(b) These revenues are generated in consolidated ventures, generally with our affiliates, and on a combined basis, include revenues applicable to noncontrolling interests totaling $42.4 million, $41.8 million and $38.8 million for the years ended December 31, 2010, 2009 and 2008, respectively.

(c) This investment was acquired in July 2009.

(d) The increase from 2008 to 2009 was due to a CPI-based (or equivalent) rent increase.

(e) During the second half of 2009, we entered into a lease amendment with the tenant to defer certain rental payments, which resulted in a decrease to lease revenue for 2009 as compared to 2008. This deferral period extended through August 2010, however rental payments were gradually increased throughout 2010 which resulted in an increase to lease revenue for 2010 as compared to 2009.

(f) The decrease in 2010 was due to a CPI-based (or equivalent) rent decrease.

(g) Inclusive of an out-of-period adjustment of $1.8 million in 2008 (Note 2).

(h) We acquired our interest in this investment in March 2008.

We recognize income from equity investments in real estate, of which lease revenues are a significant component. The following table sets forth the net lease revenues earned by these ventures. Amounts provided are the total amounts attributable to the ventures and do not represent our proportionate share (dollars in thousands):

| LESSEE | OWNERSHIP INTEREST AT DECEMBER 31, 2010 | YEARS ENDED DECEMBER 31, 2010 | 2009 | 2008 |
|---|---|---|---|---|
| U-Haul Moving Partners, Inc. and Mercury Partners, L.P. [(a)] | 31% | **$ 32,486** | $ 30,589 | $ 28,541 |
| The New York Times Company [(b)] | 27% | **26,768** | 21,751 | — |
| OBI A.G.[(c)] | 25% | **16,006** | 16,637 | 17,317 |
| Hellweg Die Profi-Baumarkte GmbH & Co. KG ("Hellweg 1")[(c)] | 25% | **14,272** | 14,881 | 15,155 |
| Pohjola Non-life Insurance Company[(c)] | 40% | **8,797** | 9,240 | 9,343 |
| TietoEnator Plc[(c)] | 40% | **8,223** | 8,636 | 8,790 |
| Police Prefecture, French Government[(c)] | 50% | **8,029** | 8,272 | 8,109 |
| Schuler A.G.[(c)] | 33% | **6,208** | 6,568 | 6,802 |
| Frontier Spinning Mills, Inc.[(b)] | 40% | **4,464** | 4,469 | 12 |
| Thales S.A.[(c)(d)] | 35% | **4,165** | 9,357 | 14,240 |
| Actebis Peacock GmbH.[(b)(c)] | 30% | **3,968** | 4,143 | 2,065 |
| Consolidated Systems, Inc. | 40% | **1,831** | 1,831 | 1,831 |
| Actuant Corporation[(c)] | 50% | **1,745** | 1,856 | 1,905 |
| Barth Europa Transporte e.K/MSR Technologies GmbH (formerly Lindenmaier A.G.)[(c)(e)] | 33% | **1,347** | 2,000 | 2,703 |
| | | **$ 138,309** | **$ 140,230** | **$ 116,813** |

(a) The increase was due to a CPI-based (or equivalent) rent increase.

(b) We acquired our interest in the New York Times Company venture in March 2009, our interest in the Frontier Spinning Mills venture in December 2008 and our interest in the Actebis Peacock venture in July 2008.

(c) Amounts are subject to fluctuations in foreign currency exchange rates. The average rate for the U.S. dollar in relation to the Euro during both 2010 and 2009 strengthened by approximately 5% in comparison to the respective prior year periods, resulting in a negative impact on lease revenues for our Euro-denominated investments in 2010 and 2009.

(d) The venture sold four of the five properties leased to Thales in July 2009.

(e) The venture formerly leased two properties to Lindenmaier. In July 2009, the venture entered into an interim lease agreement with Lindenmaier that provided for substantially lower rental income. In April 2010, the venture entered into a lease agreement with a new tenant, Barth Europa, at a vacant property formerly leased to Lindenmaier, and in August 2010, MSR Technologies GmbH took over the Lindenmaier business and entered into a new lease with the venture.

## LEASE REVENUES

Our net leases generally have rent adjustments based on formulas indexed to changes in the CPI or other similar index for the jurisdiction in which the property is located, sales overrides or other periodic increases, which are designed to increase lease revenues in the future. We own international investments and, therefore, lease revenues from these investments are subject to fluctuations in foreign currency exchange rates. In certain cases, although we recognize lease revenue in connection with our tenants' obligation to pay rent, we may also increase our uncollected rent expense if tenants are experiencing financial distress and have not paid the rent to us that they owe.

***2010 vs. 2009*** — For the year ended December 31, 2010 as compared to 2009, lease revenue increased by $3.6 million. Lease revenues increased by $3.9 million as a result of the full-year impact of our investment in Tesco plc entered into during July 2009 and $1.5 million due to build-to-suit transactions placed into service during 2009 and 2010. Scheduled rent increases and financing lease adjustments also resulted in a net increase of $1.3 million. These increases were partially offset by fluctuations in foreign currency exchange rates (primarily the Euro), which had a negative impact on lease revenues of $2.6 million, as well as lower rental income recognized from a lease we entered into in the first quarter of 2010 with SaarOTEC, a successor tenant to Görtz & Schiele GmbH & Co., which resulted in a decrease to lease revenue of $0.8 million.

***2009 vs. 2008*** — For the year ended December 31, 2009 as compared to 2008, lease revenues increased by $1.5 million. Lease revenues increased by $6.3 million from investments entered into during 2009 and 2008 and by $3.8 million as a result of scheduled rent increases at several properties during the same periods. These increases were substantially offset by the negative impact of fluctuations in foreign currency exchange rates (primarily the Euro), which reduced lease revenues by $4.7 million, as well as sales of properties and lease restructurings during 2009, which reduced lease revenues by $2.0 million. In addition, lease revenues in 2008 included an out-of-period adjustment of $1.8 million (Note 2).

### INTEREST INCOME ON NOTES RECEIVABLE

The Hellweg 2 transaction contributed interest income of $24.2 million and $27.1 million in 2010 and 2009, respectively, inclusive of noncontrolling interests of $18.0 million and $20.2 million, respectively. For the year ended December 31, 2010 as compared to 2009, interest income on notes receivable decreased $2.8 million as a result of the decrease in our investment in the Hellweg 2 note receivable resulting from the exercise of a purchase option in November 2010. See Note 5.

### DEPRECIATION AND AMORTIZATION

***2010 vs. 2009*** — For the year ended December 31, 2010 as compared to 2009, depreciation and amortization increased by $1.5 million, primarily from depreciation of $2.4 million related to the July 2009 Tesco investment and build-to-suit investments placed into service during 2010 and 2009. This increase was partially offset by the impact of fluctuations in foreign currency exchange rates of $0.4 million and the full amortization of certain intangible assets of $0.3 million.

***2009 vs. 2008*** — For the year ended December 31, 2009 as compared to 2008, depreciation and amortization expense increased by $2.2 million, primarily due to investments entered into or placed into service during 2009 and 2008.

### PROPERTY EXPENSES

***2010 vs. 2009*** — For the year ended December 31, 2010 as compared to 2009, property expenses decreased by $3.0 million, primarily due to a decrease in uncollected rent expense as a result of improved financial conditions of certain tenants in the automotive industry.

***2009 vs. 2008*** — For the year ended December 31, 2009 as compared to 2008, property expenses increased by $0.7 million, primarily due to an increase in uncollected rent expense as a result of a higher number of tenants experiencing financial difficulties.

### GENERAL AND ADMINISTRATIVE

***2010 vs. 2009*** — For the year ended December 31, 2010 as compared to 2009, general and administrative expenses increased by $1.4 million, primarily due to an increase in business development costs. The increase in business development costs is largely a result of charges incurred in connection with the Proposed Merger.

***2009 vs. 2008*** — For the year ended December 31, 2009 as compared to 2008, general and administrative expenses decreased by $3.5 million primarily due to a reduction in business development costs of $2.0 million, as well as a decrease in professional services fees of $1.4 million. Business development costs are costs incurred in connection with potential investments that ultimately were not consummated.

### IMPAIRMENT CHARGES

For the years ended December 31, 2010, 2009 and 2008, we incurred impairment charges in our continuing real estate assets totaling $9.8 million, $30.3 million and $0.9 million, respectively. The table below summarizes these impairment charges (in thousands):

| | YEARS ENDED DECEMBER 31, | | | |
|---|---|---|---|---|
| LESSEE | 2010 | 2009 | 2008 | REASON |
| The Talaria Company (Hinckley) | $ 8,238 | $ — | $ — | Potential sale |
| Foss Manufacturing | — | 15,985 | — | Tenant experiencing financial difficulties |
| SaarOTEC (formerly Görtz & Schiele GmbH) | — | 6,779 | — | Tenant filed for bankruptcy |
| John McGavigan Ltd. | — | 5,294 | — | Tenant filed for bankruptcy |
| Various lessees | 1,570 | 2,279 | 890 | Decline in guaranteed residual values |
| **IMPAIRMENT CHARGES INCLUDED IN EXPENSES** | **$ 9,808** | **$ 30,337** | **$ 890** | |

See Income from Equity Investments in Real Estate and Discontinued Operations below for additional impairment charges incurred.

### INCOME FROM EQUITY INVESTMENTS IN REAL ESTATE

Income from equity investments in real estate represents our proportionate share of net income (revenue less expenses) from investments entered into with affiliates or third parties in which we have a noncontrolling interest but over which we exercise significant influence. Under current accounting guidance for investments in unconsolidated ventures, we are required to periodically compare an investment's carrying value to its estimated fair value and recognize an impairment charge to the extent that carrying value exceeds fair value.

***2010 vs. 2009*** — For the year ended December 31, 2010 as compared to 2009, income from equity investments in real estate increased by $3.7 million. Our loss from Barth Europa Transporte e.K/MSR Technologies GmbH (formerly Lindenmaier A.G.) decreased $2.9 million, primarily as a result of a reduction of $2.4 million in other-than-temporary impairment charges recognized during 2010 as compared to 2009. Our share of income from the U-Haul Moving Partners, Inc. and Mercury Partners, LP venture increased $0.7 million, primarily due to a CPI-based rent increase.

***2009 vs. 2008*** — For the year ended December 31, 2009 as compared to 2008, income from equity investments in real estate increased by $5.1 million. Our investment in The New York Times transaction in March 2009 contributed income of $5.4 million and our investment in the Frontier Spinning Mills transaction in December 2008 contributed income of $1.4 million during 2009. This income was partially offset by net other-than-temporary impairment charges totaling $3.6 million on two equity investments, including $2.6 million recorded during 2009 on our Lindenmaier A.G. (now Barth Europa Transporte e.K/MSR Technologies GmbH) investment as a result of the tenant filing for bankruptcy.

### OTHER INTEREST INCOME

***2009 vs. 2008*** — For the year ended December 31, 2009 as compared to 2008, other interest income decreased by $3.9 million, primarily due to lower average cash balances as a result of our real estate investment activity during 2008 and 2009 and lower rates of return earned on our cash balances during 2009, reflecting market conditions.

### GAIN ON EXTINGUISHMENT OF DEBT

In February 2009, Berry Plastics Corporation, a venture in which we and an affiliate each hold 50% interests, and which we consolidate, repaid its existing non-recourse debt from the lender at a discount and recognized a gain on extinguishment of debt of $6.5 million, inclusive of noncontrolling interests of $3.2 million.

## INCOME (LOSS) FROM DISCONTINUED OPERATIONS

***2010*** — During 2010, we recognized income from discontinued operations of $7.5 million, primarily due to the recognition of a $7.1 million gain on the deconsolidation of Goertz & Schiele Corp. recognized during the first quarter of 2010.

***2009*** — During 2009, we recognized a loss from discontinued operations of $16.6 million, primarily due to impairment charges recognized of $15.7 million on the Goertz & Schiele Corp. property, $5.1 million on the Metals America property, $2.9 million on a Görtz & Schiele GmbH property and $1.9 million on the Valley Diagnostic property. These charges were partially offset by a net gain on property sales of $7.6 million on the Metals America and Holopack properties and a gain on extinguishment of debt of $2.3 million on the Metals America property.

## NET INCOME (LOSS) ATTRIBUTABLE TO CPA®:16 — GLOBAL SHAREHOLDERS

***2010 vs. 2009*** — For the year ended December 31, 2010, the resulting net income attributable to CPA®:16 — Global shareholders was $32.0 million as compared to a net loss of $2.5 million for 2009.

***2009 vs. 2008*** — For the year ended December 31, 2009, the resulting net loss attributable to CPA®:16 — Global shareholders was $2.5 million as compared to net income of $20.2 million for 2008.

## FUNDS FROM OPERATIONS — AS ADJUSTED (AFFO)

AFFO is a non-GAAP measure we use to evaluate our business. For a definition of AFFO and reconciliation to net income attributable to CPA®:16 — Global shareholders, see Supplemental Financial Measures below.

***2010 vs. 2009*** — For the year ended December 31, 2010 as compared to 2009, AFFO increased by $1.3 million, primarily as a result of the full year impact of our 2009 investment activity.

***2009 vs. 2008*** — For the year ended December 31, 2009 as compared to 2008, AFFO increased by $1.2 million, primarily as a result of the aforementioned increases in results of operations as generated from our investment activity.

## FINANCIAL CONDITION

### Sources and Uses of Cash During the Year

We use the cash flow generated from net leases to meet our operating expenses, service debt and fund distributions to shareholders. Our cash flows fluctuate period to period due to a number of factors, which may include, among other things, the timing of purchases and sales of real estate, the timing of proceeds from non-recourse mortgage loans and receipt of lease revenues, the advisor's annual election to receive fees in restricted shares of our common stock or cash, the timing and characterization of distributions from equity investments in real estate, payment to the advisor of the annual installment of deferred acquisition fees and interest thereon in the first quarter, and changes in foreign currency exchange rates. Despite this fluctuation, we believe that we will generate sufficient cash from operations and from equity distributions in excess of equity income in real estate to meet our short-term and long-term liquidity needs. We may also use existing cash resources, the proceeds of non-recourse mortgage loans and the issuance of additional equity securities to meet these needs. We assess our ability to access capital on an ongoing basis. Our sources and uses of cash during the year are described below.

#### *Operating Activities*

During 2010, we used cash flows from operating activities of $121.3 million, primarily to fund distributions to shareholders of $51.4 million, excluding $30.6 million in dividends that were reinvested by shareholders of our common stock through our dividend reinvestment and stock purchase plan. We also made scheduled mortgage principal payments of $21.6 million and paid distributions to noncontrolling interests partners of $37.6 million. We also used cash distributions received from equity investments in real estate in excess of equity income of $5.2 million (see Investing Activities below) and our existing cash resources to fund these payments. For 2010, the advisor elected to continue to receive its performance fees in restricted shares of our common stock, and as a result, we paid performance fees of $11.8 million through the issuance of restricted stock rather than in cash.

### *Investing Activities*

Our investing activities are generally comprised of real estate-related transactions (purchases and sales), payment of our annual installment of deferred acquisition fees to the advisor and capitalized property-related costs. During 2010, we used $24.3 million primarily to fund construction costs for a build-to-suit project and an expansion project. The build-to-suit project was placed into service in September 2010. We also used $7.8 million to provide financing to the developer of a domestic build-to-suit project. In January 2010, we paid our annual installment of deferred acquisition fees to the advisor, which totaled $6.3 million.

### *Financing Activities*

In addition to making scheduled mortgage principal payments and paying distributions to shareholders and noncontrolling interests during 2010, we used $29.0 million to prepay a non-recourse mortgage loan with a variable interest rate, which we refinanced with new non-recourse debt of $29.0 million at a fixed interest rate and a term of 10 years. We also obtained mortgage financing of $7.9 million on an international property, which bears interest at a fixed rate but has an interest rate reset feature and a term of 10 years. Also, we used $15.4 million to repurchase our shares through a redemption plan that allows shareholders to sell shares back to us, subject to certain limitations as described below.

We maintain a quarterly redemption plan pursuant to which we may, at the discretion of our board of directors, redeem shares of our common stock from shareholders seeking liquidity. The terms of the plan limit the number of shares we may redeem so that the shares we redeem in any quarter, together with the aggregate number of shares redeemed in the preceding three fiscal quarters, does not exceed a maximum of 5% of our total shares outstanding as of the last day of the immediately preceding quarter. At December 31, 2010, redemptions totaled approximately 1.5% of total shares outstanding. In addition, our ability to effect redemptions is subject to our having available cash to do so. If we have sufficient funds to purchase some but not all of the shares offered to us for redemption in a particular quarter, or if the shares offered for redemption in a quarter would exceed the 5% limitation, shares will be redeemed on a pro rata basis, subject in all cases to the discretion of our board of directors. Requests not fulfilled in a quarter and not revoked by the shareholder will automatically be carried forward to the next quarter, unless our board of directors determines otherwise, and will receive priority over requests made in the relevant quarter.

For the year ended December 31, 2010, we received requests to redeem 1,818,246 shares of our common stock pursuant to our redemption plan, and we redeemed these requests at an average price per share of $8.49. We funded share redemptions during 2010 from the proceeds of the sale of shares of our common stock pursuant to our distribution reinvestment and share purchase plan.

### *Adjusted Cash Flow from Operating Activities*

Adjusted cash flow from operating activities is a non-GAAP financial measure we use to evaluate our business. For a definition of adjusted cash flow from operating activities and reconciliation to cash flow from operating activities, see Supplemental Financial Measures below.

Our adjusted cash flow from operating activities was relatively unchanged in 2010 compared to 2009, increasing $0.4 million from $114.2 million for the year ended December 31, 2009 as compared to $114.6 million for 2010.

## SUMMARY OF FINANCING

The table below summarizes our non-recourse long-term debt (dollars in thousands):

| | DECEMBER 31, 2010 | 2009 |
|---|---|---|
| **Balance** | | |
| Fixed rate | **$ 1,331,869** | $ 1,385,550 |
| Variable rate[(a)] | **37,379** | 60,339 |
| Total | **$ 1,369,248** | **$ 1,445,889** |
| **Percent of total debt** | | |
| Fixed rate | **97%** | 96% |
| Variable rate[(a)] | **3%** | 4% |
| | **100%** | **100%** |
| **Weighted average interest rate at end of year** | | |
| Fixed rate | **5.9%** | 5.9% |
| Variable rate[(a)] | **5.6%** | 6.0% |

a) Variable-rate debt at December 31, 2010 included (i) $3.8 million that has been effectively converted to a fixed rate through an interest rate swap derivative instrument and (ii) $33.6 million in non-recourse mortgage loan obligations that bore interest at fixed rates but that have interest rate reset features that may change the interest rates to then-prevailing market fixed rates (subject to specific caps) at certain points during their term. At December 31, 2010, we have one non-recourse mortgage loan obligation with an interest reset feature that is scheduled to reset to 5.32% in the first quarter of 2011. No other interest rate resets or expirations of interest rate swaps or caps are scheduled to occur during the next twelve months

## CASH RESOURCES

At December 31, 2010, our cash resources consisted of cash and cash equivalents of $59.0 million. Of this amount, $40.0 million, at then-current exchange rates, was held in foreign bank accounts, and we could be subject to restrictions or significant costs should we decide to repatriate these amounts. We also had unleveraged properties that had an aggregate carrying value of $190.9 million although there can be no assurance that we would be able to obtain financing for these properties. Our cash resources can be used to fund future investments as well as for working capital needs and other commitments.

## CASH REQUIREMENTS

During 2011, we expect that cash requirements will include paying distributions to shareholders and to our affiliates who hold noncontrolling interests in entities we control, making scheduled mortgage principal payments and funding expansion commitments that we currently estimate to total $3.6 million, as well as other normal recurring operating expenses. We have no balloon payments due on our consolidated investments until 2014; however, our share of balloon payments due in 2011 on our unconsolidated ventures totals $7.9 million. See below for cash requirements related to the Proposed Merger.

### *Expected Impact of Proposed Merger*

If approved, we currently expect the Proposed Merger to have the following impact on our liquidity and results of operations beginning in the second quarter of 2011; however there can be no assurance that these transactions will be completed during this time frame or at all.

Our board of directors and the board of directors of CPA®:14 each have the ability, but not the obligation, to terminate the transaction if more than 50% of the shareholders of CPA®:14 elect to receive cash in the Proposed Merger. Assuming that holders of 50% of CPA®:14's outstanding stock elect to receive cash in the Proposed Merger, then the maximum cash required by us to purchase these shares would be approximately $416.1 million, based on the total shares of CPA®:14 outstanding at December 31, 2010. If the cash on hand and available to us and CPA®:14, including the expected proceeds from the sale of certain assets by CPA®:14 and a new $300.0 million senior credit facility, is not sufficient to enable us to fulfill cash elections in the Proposed Merger by CPA®:14 shareholders, WPC has agreed to purchase a sufficient number of shares of our stock from us to enable us to pay such amounts to CPA®:14 shareholders.

## OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The table below summarizes our debt, off-balance sheet arrangements and other contractual obligations at December 31, 2010 and the effect that these arrangements and obligations are expected to have on our liquidity and cash flow in the specified future periods (in thousands):

| | TOTAL | LESS THAN 1 YEAR | 1–3 YEARS | 3–5 YEARS | MORE THAN 5 YEARS |
|---|---|---|---|---|---|
| Non-recourse debt—principal[a] | **$ 1,369,248** | $ 25,685 | $ 58,927 | $ 218,080 | $ 1,066,556 |
| Deferred acquisition fees—principal | **2,700** | 1,911 | 789 | — | — |
| Interest on borrowings and deferred acquisition fees [b] | **530,317** | 80,178 | 156,047 | 141,109 | 152,983 |
| Subordinated disposition fees[c] | **1,013** | — | — | 1,013 | — |
| Build-to-suit commitments[d] | **3,622** | 3,622 | — | — | — |
| Operating and other lease commitments[e] | **54,422** | 1,744 | 3,508 | 3,490 | 45,680 |
| | **$ 1,961,322** | **$ 113,140** | **$ 219,271** | **$ 363,692** | **$ 1,265,219** |

(a) Excludes $2.0 million of unamortized discount on a non-recourse loan that we purchased back from the lender.

(b) Interest on an unhedged variable-rate debt obligation was calculated using the variable interest rate and balance outstanding at December 31, 2010.

(c) Payable to the advisor, subject to meeting contingencies, in connection with any liquidity event. There can be no assurance that any liquidity event will be achieved in this time frame.

(d) Represents the remaining commitment on two expansion projects.

(e) Operating and other lease commitments consist primarily of rent obligations under ground leases and our share of future minimum rents payable under an office cost-sharing agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities. Amounts under the cost-sharing agreement are allocated among the entities based on gross revenues and are adjusted quarterly. Rental obligations under ground leases are inclusive of noncontrolling interests of approximately $8.5 million.

Amounts in the table above related to our foreign operations are based on the exchange rate of the local currencies at December 31, 2010. At December 31, 2010, we had no material capital lease obligations for which we are the lessee, either individually or in the aggregate.

### Proposed Merger

On December 13, 2010, we and CPA®:14 entered into a definitive agreement regarding the Proposed Merger. We have also agreed to use our reasonable best efforts to obtain a $300.0 million senior credit facility in order to pay for cash elections in the Proposed Merger. We entered into commitment letters with five lenders in connection with this potential debt financing; however, the commitment letters are subject to a number of closing conditions, including the lenders' satisfactory completion of due diligence and determination that no material adverse change in us has occurred, and there can be no assurance that we will be able to obtain the credit facility on acceptable terms or at all.

In the Proposed Merger, CPA®:14 shareholders will be entitled to receive $11.50 per share, the "Merger Consideration," which is equal to the NAV per share of CPA®:14 as of September 30, 2010. The Merger Consideration will be paid to shareholders of CPA®:14, at their election, in either cash or a combination of a $1.00 per share special cash distribution and 1.1932 shares of our common stock, which equates to $10.50 based on our $8.80 per share NAV as of September 30, 2010. The advisor computed these NAVs internally, relying in part upon a third-party valuation of each company's real estate portfolio and indebtedness as of September 30, 2010. Our board of directors and the board of directors of CPA®:14 each have the ability, but not the obligation, to terminate the transaction if more than 50% of the shareholders of CPA®:14 elect to receive cash in the Proposed Merger. Assuming that holders of 50% of CPA®:14's outstanding stock elect to receive cash in the Proposed Merger, then the maximum cash required by us to purchase these shares would be approximately $416.1 million, based on the total shares of CPA®:14 outstanding at December 31, 2010. If the cash on hand and available to us and CPA®:14, including the expected proceeds from the sales of certain assets by CPA®:14 and a new $300.0 million senior credit facility, is not sufficient to enable us to fulfill cash elections in the Proposed Merger by CPA®:14 shareholders, WPC has agreed to purchase a sufficient number of shares of our common stock to enable us to pay such amounts to CPA®:14 shareholders.

### *Hellweg 2 Transaction*

As noted in Results of Operations above, we, together with our advisor and certain of our affiliates, acquired two related investments in 2007 in which we have a total effective ownership interest of 26% and that we consolidate, as we are the managing member of the ventures (the Hellweg 2 transaction). The primary purpose of these investments was to ultimately acquire an interest in the underlying properties and as such was structured to effectively transfer the economics of ownership to us and our affiliates while still monetizing the sales value by transferring the legal ownership in the underlying properties over time.

In connection with the acquisition, the property venture agreed to three option agreements that give the property venture the right to purchase, from our partner, the remaining 75.3% (direct and indirect) interest in the limited partnership at a price equal to the principal amount of the note receivable at the time of purchase. In November 2010, the property venture exercised the first of its three options and acquired from our partner a 70% direct interest in the limited partnership for $297.3 million, thus owning a (direct and indirect) 94.7% interest in the limited partnership. The property venture has assignable option agreements to acquire the remaining (direct and indirect) 5.3% interest in the limited partnership by October 2012. If the property venture does not exercise its option agreements, our partner has option agreements to put its remaining interests in the limited partnership to the property venture during 2014 at a price equal to the principal amount of the note receivable at the time of purchase. As of the date of this Report, under the terms of the note receivable, the lending venture will receive interest income that approximates 5.3% of all income earned by the limited partnership less adjustments. At December 31, 2010, our total effective ownership interest in the ventures was 26%.

Upon exercise of the relevant purchase option or the put, in order to avoid circular transfers of cash, the seller and the lending venture and the property venture agreed that the lending venture or the seller may elect, upon exercise of the respective purchase option or put option, to have the loan from the lending venture to the seller repaid by a deemed transfer of cash. The deemed transfer will be in amounts necessary to fully satisfy the seller's obligations to the lending venture, and the lending venture will be deemed to have transferred such funds up to us and our affiliates as if they had been recontributed down into the property venture based on their pro rata ownership. Accordingly, at December 31, 2010 (based on the exchange rate of the Euro at that date), the only additional cash required by us to fund the exercise of the purchase option or the put would be the pro rata amounts necessary to redeem the advisor's interest, the aggregate of which would be approximately $0.5 million, with our share approximating $0.1 million.

## *Equity Investments in Real Estate*

We have investments in unconsolidated ventures that own single-tenant properties net leased to corporations. Generally, the underlying investments are jointly-owned with our affiliates. Summarized financial information for these ventures and our ownership interest in the ventures at December 31, 2010 is presented below. Summarized financial information provided represents the total amount attributable to the ventures and does not represent our proportionate share (dollars in thousands):

| LESSEE | OWNERSHIP INTEREST AT DECEMBER 31, 2010 | TOTAL ASSETS | TOTAL THIRD-PARTY DEBT | DEBT MATURITY DATE |
|---|---|---|---|---|
| Thales S.A.[(a)] | 35% | **$ 22,977** | $ 23,604 | 7/2011 |
| U-Haul Moving Partners, Inc. and Mercury Partners, L.P. | 31% | **286,824** | 160,191 | 5/2014 |
| Actuant Corporation[(a)] | 50% | **16,716** | 10,855 | 5/2014 |
| TietoEnator Plc[(a)] | 40% | **88,018** | 68,321 | 7/2014 |
| The New York Times Company | 27% | **241,845** | 116,684 | 9/2014 |
| Pohjola Non-life Insurance Company[(a)] | 40% | **93,439** | 78,068 | 1/2015 |
| Hellweg Die Profi-Baumarkte GmbH & Co. KG (Hellweg 1)[(a)] | 25% | **179,610** | 94,381 | 5/2015 |
| Actebis Peacock GmbH.[(a)] | 30% | **47,354** | 29,095 | 7/2015 |
| Frontier Spinning Mills, Inc. | 40% | **39,267** | 22,986 | 8/2016 |
| Consolidated Systems, Inc. | 40% | **16,794** | 11,369 | 11/2016 |
| Barth Europa Transporte e.K/MSR Technologies GmbH (formerly Lindenmaier A.G.)[(a)] | 33% | **17,081** | 11,583 | 10/2017 |
| OBI A.G.[(a)] | 25% | **189,520** | 155,356 | 3/2018 |
| Police Prefecture, French Government[(a)] | 50% | **98,406** | 82,882 | 8/2020 |
| Schuler A.G. [(a)] | 33% | **68,198** | — | N/A |
| | | **$ 1,406,049** | **$ 865,375** | |

(a) Dollar amounts shown are based on the applicable exchange rate of the foreign currency at December 31, 2010.

## *Environmental Obligations*

In connection with the purchase of many of our properties, we required the sellers to perform environmental reviews. We believe, based on the results of these reviews, that our properties were in substantial compliance with Federal and state environmental statutes at the time the properties were acquired. However, portions of certain properties have been subject to some degree of contamination, principally in connection with leakage from underground storage tanks, surface spills or other on-site activities. In most instances where contamination has been identified, tenants are actively engaged in the remediation process and addressing identified conditions. Tenants are generally subject to environmental statutes and regulations regarding the discharge of hazardous materials and any related remediation obligations. In addition, our leases generally require tenants to indemnify us from all liabilities and losses related to the leased properties with provisions of such indemnification specifically addressing environmental matters. The leases generally include provisions that allow for periodic environmental assessments, paid for by the tenant, and allow us to extend leases until such time as a tenant has satisfied its environmental obligations. Certain of our leases allow us to require financial assurances from tenants, such as performance bonds or letters of credit, if the costs of remediating environmental conditions are, in our estimation, in excess of specified amounts. Accordingly, we believe that the ultimate resolution of environmental matters should not have a material adverse effect on our financial condition, liquidity or results of operations.

### Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to the consolidated financial statements. Many of these accounting policies require judgment and the use of estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are listed below.

## CLASSIFICATION OF REAL ESTATE LEASES

We classify our leases for financial reporting purposes at the inception of a lease, or when significant lease terms are amended, as either real estate leased under operating leases or net investment in direct financing leases. This classification is based on several criteria, including, but not limited to, estimates of the remaining economic life of the leased assets and the calculation of the present value of future minimum rents. We estimate remaining economic life relying in part upon third-party appraisals of the leased assets. We calculate the present value of future minimum rents using the lease's implicit interest rate, which requires an estimate of the residual value of the leased assets as of the end of the non-cancelable lease term. Estimates of residual values are generally determined by us relying in part upon third-party appraisals. Different estimates of residual value result in different implicit interest rates and could possibly affect the financial reporting classification of leased assets. The contractual terms of our leases are not necessarily different for operating and direct financing leases; however, the classification is based on accounting pronouncements that are intended to indicate whether the risks and rewards of ownership are retained by the lessor or substantially transferred to the lessee. We believe that we retain certain risks of ownership regardless of accounting classification. Assets related to leases classified as net investment in direct financing leases are not depreciated but are written down to expected residual value over the lease term. Therefore, the classification of leases may have a significant impact on net income even though it has no effect on cash flows.

## IDENTIFICATION OF TANGIBLE AND INTANGIBLE ASSETS IN CONNECTION WITH REAL ESTATE ACQUISITIONS

In connection with our acquisition of properties accounted for as operating leases, we allocate purchase costs to tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above- and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values.

We determine the value attributed to tangible assets in part using a discounted cash flow model that is intended to approximate both what a third party would pay to purchase the vacant property and rent at current estimated market rates. In applying the model, we assume that the disinterested party would sell the property at the end of an estimated market lease term. Assumptions used in the model are property-specific where this information is available; however, when certain necessary information is not available, we use available regional and property type information. Assumptions and estimates include a discount rate or internal rate of return, marketing period necessary to put a lease in place, carrying costs during the marketing period, leasing commissions and tenant improvements allowances, market rents and growth factors of these rents, market lease term, and a cap rate to be applied to an estimate of market rent at the end of the market lease term.

We acquire properties subject to net leases and determine the value of above-market and below-market lease intangibles based on the difference between (i) the contractual rents to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or a similar property, both of which are measured over a period equal to the estimated market lease term. We discount the difference between the estimated market rent and contractual rent to a present value using an interest rate reflecting our current assessment of the risk associated with the lease acquired, which includes a consideration of the credit of the lessee. Estimates of market rent are generally determined by us relying in part upon a third-party appraisal obtained in connection with the property acquisition and can include estimates of market rent increase factors, which are generally provided in the appraisal or by local brokers.

We evaluate the specific characteristics of each tenant's lease and any pre-existing relationship with each tenant in determining the value of in-place lease and tenant relationship intangibles. To determine the value of in-place lease intangibles, we consider estimated market rent, estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on assessments of specific market conditions. In determining the value of tenant relationship intangibles, we consider the expectation of lease renewals, the nature and extent of our existing relationship with the tenant, prospects for developing new business with the tenant, and the tenant's credit profile. We also consider estimated costs to execute a new lease, including estimated leasing commissions and legal costs, as well as estimated carrying costs of the property during a hypothetical expected lease-up period. We determine these values using our estimates or by relying in part upon third-party appraisals.

## BASIS OF CONSOLIDATION

When we obtain an economic interest in an entity, we evaluate the entity to determine if it is deemed a variable interest entity ("VIE") and, if so, whether we are deemed to be the primary beneficiary and are therefore required to consolidate the entity. Significant judgment is required to determine whether a VIE should be consolidated. We review the contractual arrangements provided for in the partnership agreement or other related contracts to determine whether the entity is considered a VIE under current authoritative accounting guidance, and to establish whether we have any variable interests in the VIE. We then compare our variable interests, if any, to those of the other variable interest holders to determine which party is the primary beneficiary of a VIE based on whether the entity (i) has the power to direct the activities that most significantly impact the economic performance of the VIE and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

For an entity that is not considered to be a VIE, the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. We evaluate the partnership agreements or other relevant contracts to determine whether there are provisions in the agreements that would overcome this presumption. If the agreements provide the limited partners with either (i) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partners without cause or (ii) substantive participating rights, the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, and, therefore, the general partner must account for its investment in the limited partnership using the equity method of accounting.

When we obtain an economic interest in an entity that is structured at the date of acquisition as a tenant-in-common interest, we evaluate the tenancy-in-common agreements or other relevant documents to ensure that the entity does not qualify as a VIE and does not meet the control requirement required for consolidation. We also use judgment in determining whether the shared decision-making involved in a tenant-in-common interest investment creates an opportunity for us to have significant influence on the operating and financial decisions of these investments and thereby creates some responsibility by us for a return on our investment. We account for tenancy-in-common interests under the equity method of accounting.

## IMPAIRMENTS

On a quarterly basis, we assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant or the rejection of a lease in a bankruptcy proceeding. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. We may also incur impairment charges on marketable securities. Estimates and judgments used when evaluating whether these assets are impaired are presented below.

### Real Estate

For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property to the future net undiscounted cash flow that we expect the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. We estimate market rents and residual values using market information from outside sources such as broker quotes or recent comparable sales. In cases where the available market information is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value. As our investment objective is to hold properties on a long-term basis, holding periods used in the undiscounted cash flow analysis generally range from five to ten years. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. We then measure the loss as the excess of the carrying value of the property over its estimated fair value. The property's estimated fair value is primarily determined using market information from outside sources such as broker quotes or recent comparable sales.

### Direct Financing Leases

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information from outside sources such as broker quotes or recent comparable sales. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue. While we evaluate direct financing leases, if there are any indicators that the residual value may be impaired, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met.

### Assets Held for Sale

We classify real estate assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we calculate its estimated fair value as the expected sale price, less expected selling costs. We base the expected sale price on the contract and the expected selling costs on information provided by brokers and legal counsel. We then compare the asset's estimated fair value to its carrying value, and if the estimated fair value is less than the property's carrying value, we reduce the carrying value to the estimated fair value. We will continue to review the property for subsequent changes in the estimated fair value, and may recognize an additional impairment charge if warranted.

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We measure and record a property that is reclassified as held and used at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (ii) the estimated fair value at the date of the subsequent decision not to sell.

### Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and to establish whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying venture's net assets by our ownership interest percentage. For our unconsolidated ventures in real estate, we calculate the estimated fair value of the underlying venture's real estate or net investment in direct financing lease as described in Real Estate and Direct Financing Leases above. The fair value of the underlying venture's debt, if any, is calculated based on market interest rates and other market information. The fair value of the underlying venture's other financial assets and liabilities (excluding net investment in direct financing leases) have fair values that approximate their carrying values.

### Marketable Securities

We evaluate our marketable securities for impairment if a decline in estimated fair value below cost basis is considered other-than-temporary. In determining whether the decline is other-than-temporary, we consider the underlying cause of the decline in value, the estimated recovery period, the severity and duration of the decline, as well as whether we plan to sell the security or will more likely than not be required to sell the security before recovery of its cost basis. If we determine that the decline is other-than-temporary, we record an impairment charge to reduce our cost basis to the estimated fair value of the security. Beginning in 2009, the credit component of an other-than-temporary impairment is recognized in earnings while the non-credit component is recognized in Other comprehensive income ("OCI"). Prior to 2009, all portions of other-than-temporary impairments were recorded in earnings.

## PROVISION FOR UNCOLLECTED AMOUNTS FROM LESSEES

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (20 lessees represented 69% of lease revenues during 2010), we believe that it is necessary to evaluate the collectability of these receivables based on the facts and circumstances of

each situation rather than solely using statistical methods. Therefore, in recognizing our provision for uncollected rents and other tenant receivables, we evaluate actual past due amounts and make subjective judgments as to the collectability of those amounts based on factors including, but not limited to, our knowledge of a lessee's circumstances, the age of the receivables, the tenant's credit profile and prior experience with the tenant. Even if a lessee has been making payments, we may reserve for the entire receivable amount from the lessee if we believe there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

### INTEREST CAPITALIZED IN CONNECTION WITH REAL ESTATE UNDER CONSTRUCTION

Operating real estate is stated at cost less accumulated depreciation. Interest directly related to build-to-suit projects are capitalized. Interest capitalized in 2010, 2009 and 2008 was $2.8 million, $2.4 million and $2.4 million, respectively. We consider a build-to-suit project as substantially completed upon the completion of improvements. If portions of a project are substantially completed and occupied and other portions have not yet reached that stage, the substantially completed portions are accounted for separately. We allocate costs incurred between the portions under construction and the portions substantially completed and only capitalize those costs associated with the portion under construction. We do not have a credit facility and determine an interest rate to be applied for capitalizing interest based on an average rate on our outstanding non-recourse mortgage debt.

### INCOME TAXES

We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code. In order to maintain our qualification as a REIT, we are required to, among other things, distribute at least 90% of our REIT net taxable income to our shareholders (excluding net capital gains) and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to U.S. federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for U.S. federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to U.S. federal income tax.

We conduct business in various states and municipalities within the U.S. and internationally and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain state, local and foreign taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves in accordance using a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained.

We have elected to treat certain of our corporate subsidiaries as a TRS. In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or providing to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. Our TRS subsidiaries own hotels that are managed on our behalf by third-party hotel management companies.

Our earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation, including hotel properties, for federal income tax purposes. Deferred income taxes relate primarily to our TRSs and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of our TRSs and their respective tax bases and for their operating loss and tax credit carry forwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Although our TRSs may operate at a profit for federal income tax purposes in future periods, we cannot quantify the value of our deferred tax assets with certainty. Therefore, any deferred tax assets have been reserved as we have not concluded that it is more likely than not that these deferred tax assets will be realizable.

**Supplemental Financial Measures**

In the real estate industry, analysts and investors employ certain supplemental non-GAAP measures in order to facilitate meaningful comparisons between periods and among peer companies. Additionally, in the formulation of our goals and in the evaluation of the effectiveness of our strategies, we employ the use of supplemental non-GAAP measures, which are uniquely defined by our management. We believe these measures are useful to investors to consider because they may assist them to better understand and measure the performance of our business over time and against similar companies. A description of these non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures are provided below.

*Funds from Operations — as Adjusted*

Funds from Operations ("FFO") is a non-GAAP measure defined by the National Association of Real Estate Investment Trusts ("NAREIT"). NAREIT defines FFO as net income or loss as computed in accordance with GAAP excluding depreciation and amortization expense from real estate assets, gains or losses from sales of depreciated real estate assets and extraordinary items; however, FFO related to assets held for sale, sold or otherwise transferred and included in the results of discontinued operations are included. These adjustments also incorporate the pro rata share of unconsolidated subsidiaries. FFO is used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers. Although NAREIT has published this definition of FFO, real estate companies often modify this definition as they seek to provide financial measures that meaningfully reflect their distinctive operations.

We modify the NAREIT computation of FFO to include other adjustments to GAAP net income for certain non-cash charges, where applicable, such as gains or losses on extinguishment of debt and deconsolidation of subsidiaries, amortization of intangibles, straight-line rents, impairment charges on real estate and unrealized foreign currency exchange gains and losses. We refer to our modified definition of FFO as "Funds from Operations — as Adjusted," or "AFFO", and we employ it as one measure of our operating performance when we formulate corporate goals and evaluate the effectiveness of our strategies. We exclude these items from GAAP net income, as they are not the primary drivers in our decision-making process. Our assessment of our operations is focused on long-term sustainability and not on such non-cash items, which may cause short-term fluctuations in net income but have no impact on cash flows. As a result, we believe that AFFO is a useful supplemental measure for investors to consider because it will help them to better understand and measure the performance of our business over time without the potentially distorting impact of these short-term fluctuations.

FFO and AFFO for the years ended December 31, 2010, 2009 and 2008 are presented below (in thousands):

| | YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|
| | **2010** | **2009** | **2008** |
| NET INCOME (LOSS) ATTRIBUTABLE TO CPA®:16—GLOBAL SHAREHOLDERS | **$ 32,007** | $ (2,540) | $ 20,247 |
| Adjustments: | | | |
| Depreciation and amortization of real property | **48,368** | 48,206 | 45,757 |
| Loss (gain) on sale of real estate | **78** | (7,634) | (136) |
| Proportionate share of adjustments to equity in net income of partially owned entities to arrive at FFO: | | | |
| Depreciation and amortization of real property | **8,563** | 9,470 | 10,292 |
| Gain on sale of real estate | — | (3,958) | — |
| Proportionate share of adjustments for noncontrolling interests to arrive at FFO | **(10,457)** | (10,413) | (9,102) |
| **TOTAL ADJUSTMENTS** | **46,552** | **35,671** | **46,811** |
| FFO—AS DEFINED BY NAREIT | 78,559 | 33,131 | 67,058 |
| Adjustments: | | | |
| Gain on deconsolidation of subsidiary | **(7,082)** | — | — |
| Gain on extinguishment of debt | **(879)** | (8,825) | — |
| Other depreciation, amortization and non-cash charges | **237** | 413 | 3,368 |
| Straight-line and other rent adjustments | **(260)** | 1,227 | (1,732) |
| Impairment charges | **9,808** | 55,958 | 890 |
| Proportionate share of adjustments to equity in net income of partially owned entities to arrive at AFFO: | | | |
| Other depreciation, amortization and non-cash charges | — | (163) | 117 |
| Straight-line and other rent adjustments | **(247)** | (178) | 457 |
| Impairment charges | **1,046** | 5,065 | 3,071 |
| Loss on extinguishment of debt | — | 726 | — |
| Proportionate share of adjustments for noncontrolling interests to arrive at AFFO | **(2,833)** | (10,345) | 2,533 |
| **TOTAL ADJUSTMENTS** | **(210)** | **43,878** | **8,704** |
| AFFO | **$ 78,349** | $ 77,009 | $ 75,762 |

### ADJUSTED CASH FLOW FROM OPERATING ACTIVITIES

Adjusted cash flow from operating activities refers to our cash flow from operating activities (as computed in accordance with GAAP) adjusted, where applicable, primarily to: add cash distributions that we receive from our investments in unconsolidated real estate joint ventures in excess of our equity income; subtract cash distributions that we make to our noncontrolling partners in real estate joint ventures that we consolidate; and eliminate changes in working capital. We hold a number of interests in real estate joint ventures, and we believe that adjusting our GAAP cash flow provided by operating activities to reflect these actual cash receipts and cash payments as well as eliminating the effect of timing differences between the payment of certain liabilities and the receipt of certain receivables in a period other than that in which the item is recognized, may give investors additional information about our actual cash flow that is not incorporated in cash flow from operating activities as defined by GAAP.

We believe that adjusted cash flow from operating activities is a useful supplemental measure for assessing the cash flow generated from our core operations as it gives investors important information about our liquidity that is not provided within cash flow from operations as defined by GAAP, and we use this measure when evaluating distributions to shareholders.

Adjusted cash flow from operating activities for the years ended December 31, 2010, 2009 and 2008 is presented below (in thousands):

| | YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Cash flow provided by operating activities | **$ 121,340** | $ 119,879 | $ 117,435 |
| Adjustments: | | | |
| Distributions received from equity investments in real estate in excess of equity income, net | **5,245** | 8,645 | 10,721 |
| Distributions paid to noncontrolling interests, net | **(11,755)** | (15,585) | (5,980) |
| Changes in working capital[a] | **(247)** | 1,286 | (6,301) |
| Adjusted cash flow from operating activities | **$ 114,583** | $ 114,225 | $ 115,875 |
| Distributions declared | **$ 82,556** | **$ 81,322** | **$ 79,776** |

(a) In 2009, an adjustment to exclude the impact of escrow funds was introduced to our adjusted cash flow from operating activities supplemental measure, as more often than not these funds are released to the lender.

While we believe our FFO, AFFO and Adjusted cash flow from operating activities are important supplemental measures, they should not be considered as alternatives to net income as an indication of a company's operating performance or to cash flow from operating activities as a measure of liquidity. These non-GAAP measures should be used in conjunction with net income and cash flow from operating activities as defined by GAAP. FFO, AFFO and Adjusted cash flow from operating activities, or similarly titled measures disclosed by other REITs may not be comparable to our FFO, AFFO and Adjusted cash flow from operating activities measures.

## Quantitative and Qualitative Disclosures About Market Risk

### MARKET RISKS

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates and equity prices. The primary risks to which we are exposed are interest rate risk and foreign currency exchange risk. We are also exposed to market risk as a result of concentrations in certain tenant industries.

We do not generally use derivative instruments to manage foreign currency exchange rate risk exposure and do not use derivative instruments to hedge credit/market risks or for speculative purposes. However, from time to time, we may enter into foreign currency forward contracts to hedge our foreign currency cash flow exposures.

### INTEREST RATE RISK

The value of our real estate and related fixed-rate debt obligations is subject to fluctuations based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions and changes in the creditworthiness of lessees, all of which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the value of our owned assets to decrease. Increases in interest rates may also have an impact on the credit profile of certain tenants.

Although we have not experienced any credit losses on investments in loan participations, in the event of a significant rising interest rate environment, loan defaults could occur and result in our recognition of credit losses, which could adversely affect our liquidity and operating results. Further, such defaults could have an adverse effect on the spreads between interest earning assets and interest bearing liabilities.

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable-rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements with lenders that effectively convert the variable-rate debt service obligations of the loan to a fixed rate. Interest rate swaps are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period, and interest rate caps limit the borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. These interest rate swaps and caps are derivative instruments designated as cash flow hedges on the forecasted interest payments on the debt obligation. The notional, or face, amount on which the swaps or caps are based is not exchanged. Our objective in using these derivatives is to limit our exposure to interest rate movements. We estimate that the net fair value of our interest rate swap, which is included in Accounts payable, accrued expenses and other liabilities in the consolidated financial statements, was a liability of $0.4 million at December 31, 2010. In addition, two unconsolidated ventures in which we have interests ranging from 25% to 27.25% had an interest rate swap and an interest

rate cap with a net estimated fair value liability of $9.5 million in the aggregate, representing the total amount attributable to the ventures, not our proportionate share, at December 31, 2010.

In connection with the Hellweg 2 transaction, two ventures in which we have a total effective ownership interest of 26%, which we consolidate, obtained participation rights in two interest rate swaps obtained by the lender of the non-recourse mortgage financing on the transaction. The participation rights are deemed to be embedded credit derivatives. For the years ended December 31, 2010, 2009 and 2008, the embedded credit derivatives generated unrealized losses of $0.8 million, $1.1 million and $3.4 million, inclusive of noncontrolling interest of $0.6 million, $0.8 million and $2.7 million, respectively. Because of current market volatility, we are experiencing significant fluctuation in the unrealized gains or losses generated from these derivatives and expect this trend to continue until market conditions stabilize.

At December 31, 2010, substantially all of our non-recourse debt either bore interest at fixed rates or bore interest at fixed rates that were scheduled to convert to then-prevailing market fixed rates at certain future points during their term. The estimated fair value of these instruments is affected by changes in market interest rates. The annual interest rates on our fixed-rate debt at December 31, 2010 ranged from 4.4% to 7.7%. The annual interest rates on our variable-rate debt at December 31, 2010 ranged from 5.2% to 6.7%. Our debt obligations are more fully described in Financial Condition in Item 7 above. The following table presents principal cash flows based upon expected maturity dates of our debt obligations outstanding at December 31, 2010 (in thousands):

| | 2011 | 2012 | 2013 | 2014 | 2015 | THEREAFTER | TOTAL | FAIR VALUE |
|---|---|---|---|---|---|---|---|---|
| Fixed-rate debt | $ 25,069 | $ 27,191 | $ 30,275 | $ 93,534 | $ 122,779 | $ 1,033,021 | $ 1,331,869 | $ 1,278,751 |
| Variable-rate debt | $ 616 | $ 706 | $ 755 | $ 848 | $ 919 | $ 33,535 | $ 37,379 | $ 36,017 |

The estimated fair value of our fixed-rate debt and our variable-rate debt that currently bears interest at fixed rates or has effectively been converted to a fixed rate through the use of interest rate swaps or caps is affected by changes in interest rates. A decrease or increase in interest rates of 1% would change the estimated fair value of such debt at December 31, 2010 by an aggregate increase of $70.1 million or an aggregate decrease of $65.6 million, respectively. This debt is generally not subject to short-term fluctuations in interest rates. As more fully described in Summary of Financing in Item 7 above, a portion of the debt classified as variable-rate debt in the tables above bore interest at fixed rates at December 31, 2010 but has interest rate reset features that will change the fixed interest rates to then-prevailing market fixed rates at certain points in their term.

### FOREIGN CURRENCY EXCHANGE RATE RISK

We own investments in the European Union and other foreign countries, and as a result we are subject to risk from the effects of exchange rate movements of foreign currencies, primarily the Euro and British Pound Sterling and to a lesser extent, certain other currencies, which may affect future costs and cash flows. We manage foreign currency exchange rate movements by generally placing both our debt obligations to the lender and the tenant's rental obligations to us in the same currency. For 2010, Hellweg 2, which leases properties in Germany, contributed 19% of lease revenues, inclusive of noncontrolling interests. We are generally a net receiver of these currencies (we receive more cash than we pay out), and therefore our foreign operations benefit from a weaker U.S. dollar, and are adversely affected by a stronger U.S. dollar, relative to the foreign currency. For 2010, we recognized net realized foreign currency gains of $0.4 million and net unrealized foreign currency losses of less than $0.1 million. These gains and losses are included in Other income and expenses in the consolidated financial statements and were primarily due to changes in the value of the foreign currency on deposits held for new investments and accrued interest receivable on notes receivable from wholly-owned subsidiaries.

We enter into foreign currency forward contracts and collars to hedge certain of our foreign currency cash flow exposures. A foreign currency forward contract is a commitment to deliver a certain amount of currency at a certain price on a specific date in the future. A foreign currency collar consists of a purchased call option to buy and a written put option to sell the foreign currency. By entering into these instruments, we are locked into a future currency exchange rate, which limits our exposure to the movement in foreign currency exchange rates. The estimated fair value of our foreign currency collar, which is included in Accounts payable, accrued expenses and other liabilities in the consolidated financial statements, was $0.1 million at December 31, 2010.

We have obtained non-recourse mortgage financing in the local currency. To the extent that currency fluctuations increase or decrease rental revenues as translated to dollars, the change in debt service, as translated to dollars, will partially offset the effect of fluctuations in revenue, and, to some extent, mitigate the risk from changes in foreign currency rates.

Scheduled future minimum rents, exclusive of renewals, under non-cancelable operating leases for our foreign operations during each of the next 5 years and thereafter, are as follows (in thousands):

| LEASE REVENUES[(a)] | 2011 | 2012 | 2013 | 2014 | 2015 | THEREAFTER | TOTAL |
|---|---|---|---|---|---|---|---|
| Euro | $ 65,990 | $ 66,062 | $ 66,147 | $ 66,147 | $ 66,143 | $ 772,618 | $ 1,103,107 |
| British pound sterling | 4,726 | 4,783 | 4,851 | 4,919 | 4,667 | 69,841 | 93,787 |
| Other foreign currencies[(b)] | 7,692 | 7,695 | 7,694 | 7,694 | 7,692 | 53,584 | 92,051 |
| | **$ 78,408** | **$ 78,540** | **$ 78,692** | **$ 78,760** | **$ 78,502** | **$ 896,043** | **$ 1,288,945** |

Scheduled debt service payments (principal and interest) for mortgage notes payable for our foreign operations during each of the next 5 years and thereafter, are as follows (in thousands):

| DEBT SERVICE[(a)] | 2011 | 2012 | 2013 | 2014 | 2015 | THEREAFTER | TOTAL |
|---|---|---|---|---|---|---|---|
| Euro | $ 40,444 | $ 40,618 | $ 41,515 | $ 81,581 | $ 43,931 | $ 512,836 | $ 760,925 |
| British pound sterling | 2,825 | 2,835 | 2,838 | 15,348 | 7,045 | 19,223 | 50,114 |
| Other foreign currencies[(b)] | 4,761 | 4,818 | 4,768 | 12,892 | 9,577 | 29,459 | 66,275 |
| | **$ 48,030** | **$ 48,271** | **$ 49,121** | **$ 109,821** | **$ 60,553** | **$ 561,518** | **$ 877,314** |

(a) Based on the applicable exchange rate at December 31, 2010. Contractual rents and debt obligations are denominated in the functional currency of the country of each property.

(b) Other currencies consist of the Canadian dollar, the Malaysian ringgit, the Swedish krona and the Thai baht.

As a result of scheduled balloon payments on non-recourse mortgage loans, projected debt service obligations exceed projected lease revenues in 2014. In 2014, balloon payments totaling $61.6 million are due on several non-recourse mortgage loans. We anticipate that, by 2014, we will seek to refinance certain of these loans or will use existing cash resources to make these payments, if necessary.

## OTHER

We own stock warrants that were granted to us by lessees in connection with structuring initial lease transactions and that are defined as derivative instruments because they are readily convertible to cash or provide for net settlement upon conversion. Changes in the fair value of these derivative instruments are determined using an option pricing model and are recognized currently in earnings as gains or losses. At December 31, 2010, warrants issued to us were classified as derivative instruments and had an aggregate estimated fair value of $1.3 million.

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Corporate Property Associates 16 — Global Incorporated:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Corporate Property Associates 16 - Global Incorporated and its subsidiaries (the "Company") at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 30, 2011

# Consolidated Balance Sheets

| (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS) | DECEMBER 31, 2010 | 2009 |
|---|---|---|
| **Assets** | | |
| Investments in real estate: | | |
| Real estate, at cost (inclusive of amounts attributable to consolidated variable interest entities ("VIEs") of $428,061 and $454,311, respectively) | **$ 1,730,421** | $ 1,696,872 |
| Operating real estate, at cost (inclusive of amounts attributable to consolidated VIEs of $29,219 for both periods presented) | **84,772** | 83,718 |
| Accumulated depreciation (inclusive of amounts attributable to consolidated VIEs of $38,981 and $30,292, respectively) | **(155,580)** | (118,833) |
| NET INVESTMENTS IN PROPERTIES | **1,659,613** | 1,661,757 |
| Real estate under construction | **—** | 61,588 |
| Net investment in direct financing leases (inclusive of amounts attributable to consolidated VIEs of $49,705 and $52,521, respectively) | **318,233** | 342,055 |
| Assets held for sale | **440** | — |
| Equity investments in real estate and other | **149,614** | 158,149 |
| NET INVESTMENTS IN REAL ESTATE | **2,127,900** | 2,223,549 |
| Notes receivable (inclusive of amounts attributable to consolidated VIEs of $21,805 and $337,397, respectively) | **55,504** | 362,707 |
| Cash and cash equivalents (inclusive of amounts attributable to consolidated VIEs of $17,195 and $14,199, respectively) | **59,012** | 83,985 |
| Intangible assets, net (inclusive of amounts attributable to consolidated VIEs of $25,900 and $29,209, respectively) | **149,082** | 162,432 |
| Funds in escrow (inclusive of amounts attributable to consolidated VIEs of $7,840 and $12,339, respectively) | **15,962** | 21,586 |
| Other assets, net (inclusive of amounts attributable to consolidated VIEs of $3,506 and $7,908, respectively) | **30,499** | 34,746 |
| **TOTAL ASSETS** | **$ 2,437,959** | **$ 2,889,005** |
| **Liabilities and Equity** | | |
| Liabilities: | | |
| Non-recourse debt (inclusive of amounts attributable to consolidated VIEs of $426,783 and $463,309, respectively) | **$ 1,369,248** | $ 1,445,889 |
| Accounts payable, accrued expenses and other liabilities (inclusive of amounts attributable to consolidated VIEs of $10,241 and $14,189, respectively) | **30,875** | 36,290 |
| Prepaid and deferred rental income and security deposits (inclusive of amounts attributable to consolidated VIEs of $11,137 and $12,476, respectively) | **57,095** | 58,063 |
| Due to affiliates | **7,759** | 14,193 |
| Distributions payable | **20,826** | 20,346 |
| TOTAL LIABILITIES | **1,485,803** | 1,574,781 |
| Redeemable noncontrolling interests | **21,805** | 337,397 |
| Commitments and contingencies (Note 12) | | |

| | | |
|---|---|---|
| Equity: | | |
| CPA®:16 — Global shareholders' equity: | | |
| Common stock, $.001 par value; 250,000,000 shares authorized; 134,708,674 and 129,995,172 shares issued, respectively | **135** | 130 |
| Additional paid-in capital | **1,216,565** | 1,174,230 |
| Distributions in excess of accumulated earnings | **(275,948)** | (225,462) |
| Accumulated other comprehensive loss | **(8,460)** | 5,397 |
| | **932,292** | 954,295 |
| Less, treasury stock at cost, 8,952,317 and 7,134,071 shares, respectively | **(81,080)** | (65,636) |
| TOTAL CPA ® :16 — GLOBAL SHAREHOLDERS' EQUITY | **851,212** | 888,659 |
| Noncontrolling interests | **79,139** | 88,168 |
| TOTAL EQUITY | **930,351** | 976,827 |
| **TOTAL LIABILITIES AND EQUITY** | **$ 2,437,959** | **$ 2,889,005** |

See Notes to Consolidated Financial Statements.

# Consolidated Statements of Operations

| (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS) | FOR THE YEARS ENDED DECEMBER 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| **Revenues** | | | |
| Rental income | **$ 153,755** | $ 149,839 | $ 146,963 |
| Interest income from direct financing leases | **27,101** | 27,448 | 28,864 |
| Interest income on notes receivable | **25,955** | 28,796 | 29,478 |
| Other real estate income | **24,815** | 23,660 | 23,375 |
| Other operating income | **3,133** | 3,161 | 3,128 |
| | **234,759** | 232,904 | 231,808 |
| **Operating Expenses** | | | |
| Depreciation and amortization | **(48,706)** | (47,213) | (45,011) |
| Property expenses | **(29,280)** | (32,317) | (31,586) |
| Other real estate expenses | **(18,697)** | (18,064) | (19,377) |
| General and administrative | **(10,423)** | (9,057) | (12,521) |
| Impairment charges | **(9,808)** | (30,337) | (890) |
| | **(116,914)** | (136,988) | (109,385) |
| **Other Income and Expenses** | | | |
| Income from equity investment in real estate: | **17,573** | 13,837 | 8,769 |
| Other interest income | **268** | 217 | 4,083 |
| Gain on extinguishment of debt | **—** | 6,512 | — |
| Other income and (expenses) | **88** | (734) | (1,822) |
| Interest expense | **(79,225)** | (80,358) | (82,636) |
| | **(61,296)** | (60,526) | (71,606) |
| Income before income taxes | **56,549** | 35,390 | 50,817 |
| Provision for income taxes | **(4,847)** | (5,794) | (4,169) |
| INCOME FROM CONTINUING OPERATIONS | **$ 51,702** | $ 29,596 | $ 46,648 |
| **Discontinued Operations** | | | |
| Income from operations of discontinued properties | **(425)** | (963) | 712 |
| Gain on deconsolidation of a subsidiary | **7,082** | — | — |
| Gain on sale of real estate | **—** | 7,634 | — |
| Gain on extinguishment of debt | **879** | 2,313 | — |
| Impairment charges | **—** | (25,621) | — |
| Income (loss) from discontinued operations | **7,536** | (16,637) | 712 |
| NET INCOME | **59,238** | **12,959** | **47,360** |
| Add: Net (income) loss attributable to noncontrolling interests | **(4,905)** | 8,050 | (339) |
| Less: Net income attributable to redeemable noncontrolling interests | **(22,326)** | (23,549) | (26,774) |
| **NET INCOME (LOSS) ATTRIBUTABLE TO CPA®16 — GLOBAL SHAREHOLDERS** | **$ 32,007** | **$ (2,540)** | **$ 20,247** |
| **Earnings (Loss) Per Share** | | | |
| Income from continuing operations attributable to CPA®16 — Global shareholders | **$ 0.23** | $ 0.03 | $ 0.16 |
| Income (loss) from discontinued operations attributable to CPA®16 — Global shareholders | **0.03** | (0.05) | 0.01 |
| **NET INCOME (LOSS) ATTRIBUTABLE TO CPA®16 — GLOBAL SHAREHOLDERS** | **$ 0.26** | **$ (0.02)** | **$ 0.17** |
| **WEIGHTED AVERAGE SHARES OUTSTANDING** | **124,631,975** | **122,824,957** | **121,314,180** |
| **Amounts Attributable to CPA®16 — Global Shareholders** | | | |
| Income from continuing operations, net of tax | **28,001** | 4,055 | 19,095 |
| Income (loss) from discontinued operations, net of tax | **4,006** | (6,595) | 1,152 |
| **NET INCOME (LOSS)** | **$ 32,007** | **$ (2,540)** | **$ 20,247** |

See Notes to Consolidated Financial Statements.

## Consolidated Statements of Comprehensive Income (Loss)

| (IN THOUSANDS) | FOR THE YEARS ENDED DECEMBER 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| **NET INCOME** | **$ 59,238** | **$ 12,959** | **$ 47,360** |
| **Other Comprehensive (Loss) Income:** | | | |
| Foreign currency translation adjustment | (34,540) | 11,613 | (44,188) |
| Change in unrealized loss on derivative instruments | (1,316) | (900) | (3,968) |
| Change in unrealized gain (loss) on marketable securities | 29 | (28) | 55 |
| | (35,827) | 10,685 | (48,101) |
| COMPREHENSIVE INCOME (LOSS) | 23,411 | 23,644 | (741) |
| **Amounts Attributable to Noncontrolling Interests:** | | | |
| Net (income) loss | (4,905) | 8,050 | (339) |
| Foreign currency translation adjustment | 3,628 | (1,860) | 3,459 |
| Change in unrealized gain on derivative instruments | 13 | (13) | — |
| **COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS** | (1,264) | 6,177 | 3,120 |
| **Amounts Attributable to Redeemable Noncontrolling Interests:** | | | |
| Net income | (22,326) | (23,549) | (26,774) |
| Foreign currency translation adjustment | 18,329 | (5,555) | 14,877 |
| Comprehensive income attributable to redeemable noncontrolling interests | (3,997) | (29,104) | (11,897) |
| **COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO CPA®16 — GLOBAL SHAREHOLDERS** | **$ 18,150** | **$ 717** | **$ (9,518)** |

See Notes to Consolidated Financial Statements.

# Consolidated Statements of Equity

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

| (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS) | SHARES | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | DISTRIBUTIONS IN EXCESS OF ACCUMULATED EARNINGS | ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) | TREASURY STOCK | TOTAL CPA®:16— GLOBAL SHAREHOLDERS | NON-CONTROLLING INTERESTS | TOTAL |
|---|---|---|---|---|---|---|---|---|---|
| **BALANCE AT JANUARY 1, 2008** | 119,067,110 | $ 121 | $ 1,085,506 | $ (82,481) | $ 31,905 | $ (13,954) | $ 1,021,097 | $ 73,555 | $ 1,094,652 |
| Shares issued $.001 par, at $10 per share, net of offering costs | 3,543,833 | 3 | 32,220 | | | | 32,223 | | 32,223 |
| Shares, $.001 par, issued to the advisor at $10 per share | 1,240,982 | 1 | 12,409 | | | | 12,410 | | 12,410 |
| Distributions declared ($0.6576 per share) | | | | (79,704) | | | (79,704) | | (79,704) |
| Contributions | | | | | | | — | 24,396 | 24,396 |
| Distributions to noncontrolling interests | | | | | | | — | (8,122) | (8,122) |
| Net income | | | | 20,247 | | | 20,247 | 339 | 20,586 |
| Other comprehensive income (loss): | | | | | | | | | |
| Foreign currency translation adjustment | | | | | (25,852) | | (25,852) | (3,459) | (29,311) |
| Change in unrealized loss on derivative instruments | | | | | (3,968) | | (3,968) | — | (3,968) |
| Change in unrealized gain (loss) on marketable securities | | | | | 55 | | 55 | | 55 |
| Repurchase of shares | (1,786,275) | | | | | (16,612) | (16,612) | | (16,612) |
| BALANCE AT DECEMBER 31, 2008 | 122,065,650 | 125 | 1,130,135 | (141,938) | 2,140 | (30,566) | 959,896 | 86,709 | 1,046,605 |
| Shares issued $.001 par, at $9.80 and $10.00 per share, net of offering costs | 3,440,053 | 4 | 32,257 | | | | 32,261 | | 32,261 |
| Shares, $.001 par, issued to the advisor at $9.80 per share | 1,202,996 | 1 | 11,838 | | | | 11,839 | | 11,839 |
| Distributions declared ($0.6621 per share) | | | | (80,984) | | | (80,984) | | (80,984) |
| Contributions | | | | | | | — | 24,884 | 24,884 |
| Distributions to noncontrolling interests | | | | | | | — | (17,248) | (17,248) |
| Net income | | | | (2,540) | | | (2,540) | (8,050) | (10,590) |
| Other comprehensive income (loss): | | | | | | | | | |
| Foreign currency translation adjustment | | | | | 4,198 | | 4,198 | 1,860 | 6,058 |
| Change in unrealized loss on derivative instruments | | | | | (913) | | (913) | 13 | (900) |
| Change in unrealized gain (loss) on marketable securities | | | | | (28) | | (28) | | (28) |
| Repurchase of shares | (3,847,598) | | | | | (35,070) | (35,070) | | (35,070) |
| BALANCE AT DECEMBER 31, 2009 | 122,861,101 | 130 | 1,174,230 | (225,462) | 5,397 | (65,636) | 888,659 | 88,168 | 976,827 |
| Shares issued $.001 par, at $9.80 and $9.20 per share, net of offering costs | 3,435,991 | 4 | 30,583 | | | | 30,587 | | 30,587 |
| Shares, $.001 par, issued to the advisor at $9.20 per share | 1,277,511 | 1 | 11,752 | | | | 11,753 | | 11,753 |
| Distributions declared ($0.6624 per share) | | | | (82,493) | | | (82,493) | | (82,493) |
| Contributions | | | | | | | — | 417,458 | 417,458 |
| Distributions to noncontrolling interests | | | | | | | — | (427,751) | (427,751) |
| Net income | | | | 32,007 | | | 32,007 | 4,905 | 36,912 |
| Other comprehensive income (loss): | | | | | | | | | |
| Foreign currency translation adjustment | | | | | (12,583) | | (12,583) | (3,628) | (16,211) |
| Change in unrealized loss on derivative instruments | | | | | (1,303) | | (1,303) | (13) | (1,316) |
| Change in unrealized gain (loss) on marketable securities | | | | | 29 | | 29 | | 29 |
| Repurchase of shares | (1,818,246) | | | | | (15,444) | (15,444) | | (15,444) |
| **BALANCE AT DECEMBER 31, 2010** | **125,756,357** | **$ 135** | **$ 1,216,565** | **$ (275,948)** | **$ (8,460)** | **$ (81,080)** | **$ 851,212** | **$ 79,139** | **$ 930,351** |

See Notes to Consolidated Financial Statements.

# Consolidated Statements of Cash Flows

| (IN THOUSANDS) | FOR THE YEARS ENDED DECEMBER 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| **Cash Flows—Operating Activities** | | | |
| Net income | **$ 59,238** | $ 12,959 | $ 47,360 |
| Adjustments to net income: | | | |
| Depreciation and amortization including intangible assets and deferred financing costs | **49,664** | 49,348 | 47,800 |
| Straight-line rent adjustments, amortization of rent-related intangibles and financing lease adjustments | **594** | 3,007 | 821 |
| (Income) loss from equity investments in real estate in excess of distributions | **(1,660)** | 1,788 | 3,987 |
| Issuance of shares to affiliate in satisfaction of fees due | **11,753** | 11,839 | 12,410 |
| Realized (gain) loss on foreign currency transactions and other, net | **(856)** | 400 | (1,407) |
| Unrealized loss on foreign currency and derivative transactions, net | **768** | 378 | 3,365 |
| Gain on sale of real estate | **—** | (7,634) | (136) |
| Gain on deconsolidation of a subsidiary | **(7,082)** | — | — |
| Gain on extinguishment of debt | **(879)** | (8,825) | — |
| Impairment charges | **9,808** | 55,958 | 890 |
| Change in other operating assets and liabilities, net | **(8)** | 661 | 2,345 |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | **121,340** | 119,879 | 117,435 |
| **Cash Flows—Investing Activities** | | | |
| Distributions received from equity investments in real estate in excess of equity income | **5,245** | 46,959 | 12,064 |
| Contributions to equity investments in real estate | **—** | (62,448) | (8,274) |
| Acquisition of real estate and other capital expenditures[a] | **(24,285)** | (137,380) | (150,219) |
| Funding/purchases of note receivable | **(7,794)** | (5,978) | (7,291) |
| Funds placed in escrow for future acquisition and construction of real estate | **(485)** | — | (18,843) |
| Release of funds held in escrow for acquisition and construction of real estate | **1,553** | 11,122 | 39,072 |
| Proceeds from sale of real estate | **1** | 28,185 | 22,886 |
| Payment of deferred acquisition fees to affiliate | **(6,261)** | (9,082) | (29,546) |
| VAT taxes recovered in connection with acquisition of real estate | **—** | — | 3,711 |
| Receipt of principal payment of mortgage note receivable[b] | **—** | — | 301 |
| **NET CASH USED IN INVESTING ACTIVITIES** | **(32,026)** | (128,622) | (136,139) |
| **Cash Flows—Financing Activities** | | | |
| Distributions paid | **(82,013)** | (80,778) | (79,011) |
| Distributions paid to noncontrolling interests[b] | **(37,593)** | (44,447) | (36,349) |
| Contributions from noncontrolling interests | **3,534** | 24,884 | 747 |
| Proceeds from non-recourse debt financing | **36,946** | 78,516 | 102,124 |
| Scheduled payments of non-recourse debt | **(21,613)** | (18,747) | (15,487) |
| Prepayment of non-recourse debt financing | **(29,000)** | (34,781) | (4,312) |
| Deferred financing costs and mortgage deposits, net of deposits refunded | **(41)** | (386) | (688) |
| Proceeds from issuance of shares, net of costs of raising capital | **30,587** | 32,261 | 32,223 |
| Purchase of treasury stock | **(15,444)** | (35,070) | (16,612) |
| **NET CASH PROVIDED BY FINANCING ACTIVITIES** | **(114,637)** | (78,548) | (17,365) |

## Consolidated Statements of Cash Flows *(Continued)*

| (IN THOUSANDS) | FOR THE YEARS ENDED DECEMBER 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| **Change in Cash and Cash Equivalents During the Year** | | | |
| Effect of exchange rate changes on cash | **350** | (2,933) | (1,481) |
| Net decrease in cash and cash equivalents | **(24,973)** | (90,224) | (37,550) |
| Cash and cash equivalents, beginning of year | **83,985** | 174,209 | 211,759 |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | **$ 59,012** | **$ 83,985** | **$ 174,209** |

See Notes to Consolidated Financial Statements.

### NON-CASH INVESTING AND FINANCING ACTIVITIES:

(a) Included in the cost basis of real estate investments acquired in 2009 and 2008 are deferred acquisition fees payable of $2.4 million and $3.4 million, respectively. No investments were acquired in 2010.

(b) During 2010, we and our affiliates exercised an option to acquire an additional interest in a venture from an unaffiliated third party. In this non-cash option exercise, we reduced the third party's note receivable with us by $297.3 million (investing activities) and simultaneously reduced the noncontrolling interest held by the third party by $297.3 million (financing activities). See Note 5.

### SUPPLEMENTAL CASH FLOW INFORMATION (IN THOUSANDS):

| | YEARS ENDED DECEMBER 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| Interest paid, net of amounts capitalized | **$ 78,462** | $ 81,620 | $ 86,044 |
| Interest capitalized | **$ 2,793** | $ 2,446 | $ 2,419 |
| Income taxes paid | **$ 4,871** | $ 3,880 | $ 5,717 |

See Notes to Consolidated Financial Statements.

### SUPPLEMENTAL NONCASH INVESTING ACTIVITIES (IN THOUSANDS):

During the first quarter of 2010, we deconsolidated a subsidiary following possession by a receiver in January 2010 (Note 16). The following table presents the assets and liabilities of the venture on the date of consolidation:

| | |
|---|---|
| **Assets** | |
| Net investments in properties | $ 5,897 |
| Cash and cash equivalents | 43 |
| Intangible assets, net | 762 |
| Other assets, net | 759 |
| Total | **$ 7,461** |
| **Liabilities** | |
| Non-recourse debt | $ (13,336) |
| Accounts payable, accrued expenses and other liabilities | (1,207) |
| Total | **$ (14,543)** |

### 1 | BUSINESS AND ORGANIZATION

Corporate Property Associates 16 — Global Incorporated is a publicly owned, non-listed REIT that invests in commercial properties leased to companies domestically and internationally. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, primarily on a triple-net leased basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent increases, tenant defaults and sales of properties. At December 31, 2010, our portfolio was comprised of our full or partial ownership interests in 384 properties, substantially all of which were triple-net leased to 79 tenants, and totaled approximately 27 million square feet (on a pro rata basis) with an occupancy rate of 99% (occupancy rate and square footage are unaudited). We were formed as a Maryland corporation in June 2003 and are managed by the advisor.

### 2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

#### Basis of Consolidation

The consolidated financial statements reflect all of our accounts, including those of our majority-owned and/or controlled subsidiaries. The portion of equity in a subsidiary that is not attributable, directly or indirectly, to us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated.

In June 2009, the FASB issued amended guidance related to the consolidation of VIEs. The amended guidance affects the overall consolidation analysis, changing the approach taken by companies in identifying which entities are VIEs and in determining which party is the primary beneficiary, and requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (i) has the power to direct the activities that most significantly impact the economic performance of the VIE, and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The amended guidance changes the consideration of kick-out rights in determining if an entity is a VIE, which may cause certain additional entities to now be considered VIEs. Additionally, the guidance requires an ongoing reconsideration of the primary beneficiary and provides a framework for the events that trigger a reassessment of whether an entity is a VIE. We adopted this amended guidance on January 1, 2010, which did not require consolidation of any additional VIEs, but we have disclosed the assets and liabilities related to previously consolidated VIEs, of which we are the primary beneficiary and which we consolidate, separately in our consolidated balance sheets for all periods presented. The adoption of this amended guidance did not have a material impact on our financial position and results of operations.

In connection with the adoption of the amended guidance on the consolidation of VIEs, we performed an analysis of all of our subsidiary entities, including our venture entities with other parties and our stake in The Talaria Company (Hinckley), to determine whether they qualify as VIEs and whether they should be consolidated or accounted for as equity investments in an unconsolidated venture.

As a result of our quantitative and qualitative assessment to determine whether these entities are VIEs, we identified six entities that were deemed to be VIEs. These entities were deemed VIEs as either: the third-party tenant that leases property from each entity has the right to repurchase the property during the term of their lease at a fixed price, our venture partners to the entity were not deemed to have sufficient equity at risk, a third party was deemed to have the power to direct matters that most significantly impact the entity, or a third party was deemed to have the right to receive the expected residual returns of the entity. The nature of operations and organizational structure of these VIEs are consistent with our other entities (Note 1) except for the repurchase and residual returns rights of these entities.

After making the determination that these entities were VIEs, we performed an assessment as to which party would be considered the primary beneficiary of each entity and would be required to consolidate each entity's balance sheet and results of operations. This assessment was based upon which party (i) had the power to direct activities that most significantly impact the entity's economic performance and (ii) had the obligation to absorb the expected losses of or right to receive benefits from the VIE that could potentially be significant to the VIE. Based on our assessment, it was determined that we would continue to consolidate six of the VIEs. During the first quarter of 2010, one of the VIEs was deconsolidated and reclassified as an asset held for sale in connection with the property being placed into receivership (Note 16). Activities that we considered significant in our assessment included which entity had control over financing decisions, leasing decisions and ability to sell the entity's assets.

Because we generally utilize non-recourse debt, our maximum exposure to any VIE is limited to the equity we have invested in each VIE. We have not provided financial or other support to any VIE, and there were no guarantees or other commitments from third parties that would affect the value of or risk related to our interest in such entities.

We have investments in tenant-in-common interests in various domestic and international properties. Consolidation of these investments is not required as they do not qualify as VIEs and do not meet the control requirement required for consolidation. Accordingly, we account for these investments using the equity method of accounting. We use the equity method of accounting because the shared decision-making involved in a tenant-in-common interest investment creates an opportunity for us to have significant influence on the operating and financial decisions of these investments and thereby creates some responsibility by us for a return on our investment. Additionally, we own interests in single-tenant net leased properties leased to corporations through noncontrolling interests in partnerships and limited liability companies that we do not control but over which we exercise significant influences. We account for these investments under the equity method of accounting. At times the carrying value of our equity investments may fall to below zero for certain investments. We are obligated to fund future operating losses for these investments.

**Out-of-Period Adjustments**

During the fourth quarter of 2008, we identified errors in the consolidated financial statements for the years ended December 31, 2005 through 2008. These errors related to accounting for pre-operating activities of certain hotel investments (aggregating $0.5 million in 2007 and $0.7 million for the nine months ended September 30, 2008) and minimum rent increases for a lessee (aggregating $1.8 million over the period from 2005-2007 and $0.1 million in each of the first three quarters of 2008). In addition, during the first quarter of 2007, we identified errors in the consolidated financial statements for the years ended December 31, 2005 and 2006 related to accounting for foreign income taxes (aggregating $0.4 million over the period from 2005-2006).

We concluded that these adjustments were not material to any prior periods' consolidated financial statements. We also concluded that the cumulative adjustment was not material to the year ended December 31, 2008, nor was it material to the years ended 2007, 2006 and 2005. As such, this cumulative effect was recorded in the consolidated statements of operations as out-of-period adjustments in the periods the issues were identified. The effect of these adjustments was to increase net income by $1.3 million for 2008 and decrease net income by $0.1 million, $0.4 million and $0.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

### Reclassifications and Revisions

Certain prior year amounts have been reclassified to conform to the current year presentation. The consolidated financial statements included in this Report have been retrospectively adjusted to reflect the disposition (or planned disposition) of certain properties as discontinued operations for all periods presented.

### Purchase Price Allocation

When we acquire properties accounted for as operating leases, we allocate the purchase costs to the tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of the tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above-market and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values. See Real Estate Leased to Others and Depreciation below for a discussion of our significant accounting policies related to tangible assets. We include the value of below-market leases in Prepaid and deferred rental income and security deposits in the consolidated financial statements.

We record above-market and below-market lease values for owned properties based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or equivalent property, both of which are measured over a period equal to the estimated market lease term. We amortize the capitalized above-market lease value as a reduction of rental income over the estimated market lease term. We amortize the capitalized below-market lease value as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

We allocate the total amount of other intangibles to in-place lease values and tenant relationship intangible values based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with each tenant. The characteristics we consider in allocating these values include estimated market rent, the nature and extent of the existing relationship with the tenant, the expectation of lease renewals, estimated carrying costs of the property if vacant and estimated costs to execute a new lease, among other factors. We determine these values using our estimates or relying in part upon third-party appraisals. We amortize the capitalized value of in-place lease intangibles to expense over the remaining initial term of each lease. We amortize the capitalized value of tenant relationships to expense over the initial and expected renewal terms of the lease. No amortization period for intangibles will exceed the remaining depreciable life of the building.

If a lease is terminated, we charge the unamortized portion of each intangible, including above-market and below-market lease values, in-place lease values and tenant relationship values, to expense.

### Real Estate and Operating Real Estate

We carry land and buildings and personal property at cost less accumulated depreciation. We capitalize renewals and improvements, while we expense replacements, maintenance and repairs that do not improve or extend the lives of the respective assets as incurred.

### Real Estate Under Construction

For properties under construction, operating expenses including interest charges and other property expenses, including real estate taxes, are capitalized rather than expensed. We capitalize interest by applying the interest rate applicable to outstanding borrowings to the average amount of accumulated qualifying expenditures for properties under construction during the period.

### Notes Receivable

For investments in mortgage notes and loan participations, the loans are initially reflected at acquisition cost which consists of the outstanding balance, net of the acquisition discount or premium. We amortize any discount or premium as an adjustment to increase or decrease, respectively, the yield realized on these loans using the effective interest method. As such, differences between carrying value and principal balances outstanding do not represent embedded losses or gains as we generally plan to hold such loans to maturity.

### Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money-market funds. Our cash and cash equivalents are held in the custody of several financial institutions, and these balances, at times, exceed federally insurable limits. We seek to mitigate this risk by depositing funds only with major financial institutions.

### Marketable Securities

Marketable securities, which consist of an interest-only participation in a mortgage note receivable, are classified as available for sale securities and reported at fair value, with any unrealized gains and losses on these securities reported as a component of OCI until realized.

### Other Assets and Other Liabilities

We include accounts receivable, stock warrants, marketable securities, deferred charges and deferred rental income in Other assets. We include derivatives and miscellaneous amounts held on behalf of tenants in Other liabilities. Deferred charges are costs incurred in connection with mortgage financings and refinancings that are amortized over the terms of the mortgages and included in Interest expense in the consolidated financial statements. Deferred rental income is the aggregate cumulative difference for operating leases between scheduled rents that vary during the lease term, and rent recognized on a straight-line basis.

### Deferred Acquisition Fees Payable to Affiliate

Fees payable to the advisor for structuring and negotiating investments and related mortgage financing on our behalf are included in Due to affiliates. A portion of these fees is payable in equal annual installments each January of the three calendar years following the date on which a property was purchased. Payment of such fees is subject to the performance criterion (Note 3).

### Treasury Stock

Treasury stock is recorded at cost.

### Real Estate Leased to Others

We lease real estate to others primarily on a triple-net leased basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, renewals and improvements. We charge expenditures for maintenance and repairs, including routine betterments, to operations as incurred. We capitalize significant renovations that increase the useful life of the properties. For the years ended December 31, 2010, 2009 and 2008, although we are legally obligated for the payment, pursuant to our lease agreements with our tenants, lessees were responsible for the direct payment to the taxing authorities of real estate taxes of $14.5 million, $14.7 million and $14.0 million, respectively.

We diversify our real estate investments among various corporate tenants engaged in different industries, by property type and by geographic area (Note 9). Substantially all of our leases provide for either scheduled rent increases, periodic rent adjustments based on formulas indexed to changes in the CPI or similar indices or percentage rents. CPI-based adjustments are contingent on future events and are therefore not included in straight-line rent calculations. We recognize rents from percentage rents as reported by the lessees, which is after the level of sales requiring a rental payment to us is reached.

We account for leases as operating or direct financing leases as described below:

***Operating leases*** — We record real estate at cost less accumulated depreciation; we recognize future minimum rental revenue on a straight-line basis over the term of the related leases and charge expenses (including depreciation) to operations as incurred (Note 4).

***Direct financing leases*** — We record leases accounted for under the direct financing method at their net investment (Note 5). We defer and amortize unearned income to income over the lease term so as to produce a constant periodic rate of return on our net investment in the lease.

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (20 lessees represented 69% of lease revenues during 2010), we believe that it is necessary to evaluate the collectability of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. Therefore, in recognizing our provision for uncollected rents and other tenant receivables, we evaluate actual past due amounts and make subjective judgments as to the collectability of those amounts based on factors including, but not limited to, our knowledge of a lessee's circumstances, the age of the receivables, the tenant's credit profile and prior experience with the tenant. Even if a lessee has been making payments, we may reserve for the entire receivable amount if we believe there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

**Acquisition Costs**

In accordance with the FASB's revised guidance for business combinations, which we adopted on January 1, 2009, we immediately expense all acquisition costs and fees associated with transactions deemed to be business combinations, but we capitalize these costs for transactions deemed to be acquisitions of an asset. To the extent we make investments for our owned portfolio that are deemed to be business combinations, our results of operations will be negatively impacted by the immediate expensing of acquisition costs and fees incurred in accordance with the revised guidance, whereas in the past such costs and fees would generally have been capitalized and allocated to the cost basis of the acquisition. Subsequent to the acquisition, there will be a positive impact on our results of operations through a reduction in depreciation expense over the estimated life of the properties. Historically, we have not acquired investments that would be deemed business combinations under the revised guidance.

**Depreciation**

We compute depreciation of building and related improvements using the straight-line method over the estimated useful lives of the properties, or improvements, which range from 3 to 40 years. We compute depreciation of tenant improvements using the straight-line method over the lesser of the remaining term of the lease or the estimated useful life.

**Impairments**

On a quarterly basis, we assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant or the rejection of a lease in a bankruptcy proceeding. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. We may also incur impairment charges on marketable securities. Our policies for evaluating whether these assets are impaired are presented below.

*Real Estate*

For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property to the future net undiscounted cash flow that we expect the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in deter-

mining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. We then measure the loss as the excess of the carrying value of the property over its estimated fair value.

### *Direct Financing Leases*

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue. While we evaluate direct financing leases if there are any indicators that the residual value may be impaired, the evaluation of a direct financing lease can be affected by changes in projected long-term market conditions even though the obligations of the lessee are being met.

### *Assets Held for Sale*

We classify real estate assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we calculate its estimated fair value as the expected sale price, less expected selling costs. We then compare the asset's estimated fair value to its carrying value, and if the estimated fair value is less than the property's carrying value, we reduce the carrying value to the estimated fair value. We will continue to review the property for subsequent changes in the estimated fair value, and may recognize an additional impairment charge if warranted.

### *Equity Investments in Real Estate*

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying venture's net assets by our ownership interest percentage.

### *Marketable Securities*

We evaluate our marketable securities for impairment if a decline in estimated fair value below cost basis is considered other-than-temporary. In determining whether the decline is other-than-temporary, we consider the underlying cause of the decline in value, the estimated recovery period, the severity and duration of the decline, as well as whether we plan to sell the security or will more likely than not be required to sell the security before recovery of its cost basis. If we determine that the decline is other-than-temporary, we record an impairment charge to reduce our cost basis to the estimated fair value of the security. Beginning in 2009, the credit component of an other-than-temporary impairment is recognized in earnings while the non-credit component is recognized in OCI. Prior to 2009, all portions of other-than-temporary impairments were recorded in earnings.

**Assets Held for Sale**

We classify assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. Assets held for sale are recorded at the lower of carrying value or estimated fair value, which is generally calculated as the expected sale price, less expected selling costs. The results of operations and the related gain or loss on sale of properties that have been sold or that are classified as held for sale are included in discontinued operations (Note 16).

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We record a property that is reclassified as held and used at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense

that would have been recognized had the property been continuously classified as held and used or (ii) the estimated fair value at the date of the subsequent decision not to sell.

We recognize gains and losses on the sale of properties when, among other criteria, the parties are bound by the terms of the contract, all consideration has been exchanged and all conditions precedent to closing have been performed. At the time the sale is consummated, a gain or loss is recognized as the difference between the sale price, less any selling costs, and the carrying value of the property.

**Foreign Currency Translation**

We have interests in real estate investments in the European Union, Canada, Malaysia, Mexico and Thailand and own interests in properties in the European Union. The functional currencies for these investments are primarily the Euro and the British Pound Sterling and, to a lesser extent, the Swedish krona, the Canadian dollar, the Thai baht, and the Malaysian ringgit. We perform the translation from these local currencies to the U.S. dollar for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. We report the gains and losses resulting from this translation as a component of OCI in equity. At December 31, 2010 and 2009, the cumulative foreign currency translation adjustment was a loss of $4.7 million and gain of $7.8 million, respectively.

Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in the exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of that transaction. That increase or decrease in the expected functional currency cash flows is an unrealized foreign currency transaction gain or loss that generally will be included in determining net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later), realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Foreign currency transactions that are (i) designated as, and are effective as, economic hedges of a net investment and (ii) intercompany foreign currency transactions that are of a long-term nature (that is, settlement is not planned or anticipated in the foreseeable future), when the entities to the transactions are consolidated or accounted for by the equity method in our financial statements are not included in determining net income are accounted for in the same manner as foreign currency translation adjustments and reported as a component of OCI in equity. International equity investments in real estate were funded in part through subordinated intercompany debt.

Foreign currency intercompany transactions that are scheduled for settlement, consisting primarily of accrued interest and the translation to the reporting currency of subordinated intercompany debt with scheduled principal payments, are included in the determination of net income. We recorded an unrealized loss of less than $0.1 million, an unrealized gain of $0.4 million and an unrealized loss of $0.2 million from such transactions for the years ended December 31, 2010, 2009 and 2008, respectively. For the years ended December 31, 2010, 2009, and 2008, we recognized a realized gain of $0.4 million, a realized loss of $0.4 million and a realized gain of $1.4 million, respectively, on foreign currency transactions in connection with the transfer of cash from foreign operations of subsidiaries to the parent company.

**Derivative Instruments**

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. Derivative instruments that are designated as hedges and are used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. For fair value hedges, changes in the fair value of the derivative are offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings. Derivatives that are designated as hedges and are used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For cash flow hedges, the effective portion of a derivative instrument is recognized in Other comprehensive income or loss in equity until the hedged item is recognized in earnings. For cash flow hedges, the ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

### Income Taxes

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. In order to maintain our qualification as a REIT, we are required, among other things, to distribute at least 90% of our REIT net taxable income to our shareholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT.

We conduct business in various states and municipalities within the U.S. and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. We derecognize the tax position when it is no longer more likely than not of being sustained.

We elected to treat certain of our corporate subsidiaries as a TRS. In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate-related business (except for the operation or management of health care facilities or lodging facilities or providing to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. Our TRS subsidiaries own hotels that are managed on our behalf by third-party hotel management companies.

Our earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation, including hotel properties, for federal income tax purposes. Deferred income taxes relate primarily to our TRSs and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of our TRSs and their respective tax bases and for their operating loss and tax credit carry forwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Although our TRSs may operate at a profit for federal income tax purposes in future periods, we cannot quantify the value of our deferred tax assets with certainty. Therefore, any deferred tax assets have been reserved, as we have not concluded that it is more likely than not that these deferred tax assets will be realizable.

### Earnings (Loss) Per Share

We have a simple equity capital structure with only common stock outstanding. As a result, earnings (loss) per share, as presented, represents both basic and dilutive per share amounts for all periods presented in the consolidated financial statements.

## 3 | AGREEMENTS AND TRANSACTIONS WITH RELATED PARTIES

We have an advisory agreement with the advisor whereby the advisor performs certain services for us for a fee. The agreement that is currently in effect was recently renewed for an additional year pursuant to its terms effective October 1, 2010. Under the terms of this agreement, the advisor structures and negotiates the purchase and sale of investments and debt placement transactions for us, for which we pay the advisor structuring and subordinated disposition fees, and manages our day-to-day operations, for which we pay the advisor asset management and performance fees. In addition, we reimburse the

advisor for certain administrative duties performed on our behalf. We also have certain agreements with joint ventures. These transactions are described below.

### Asset Management and Performance Fees

We pay the advisor asset management and performance fees, each of which are 1/2 of 1% per annum of our average invested assets and are computed as provided for in the advisory agreement. The performance fees are subordinated to the performance criterion, a non-compounded cumulative annual distribution return of 6% per annum. The asset management and performance fees are payable in cash or restricted shares of our common stock at the advisor's option. If the advisor elects to receive all or a portion of its fees in restricted shares, the number of restricted shares issued is determined by dividing the dollar amount of fees by our most recently published NAV per share as approved by our board of directors. For 2010, 2009 and 2008, the advisor elected to receive its asset management fees in cash and its performance fees in restricted shares. We incurred base asset management fees of $11.7 million, $11.7 million and $12.0 million in 2010, 2009 and 2008, respectively, with performance fees in like amounts, both of which are included in Property expenses in the consolidated financial statements. At December 31, 2010, the advisor owned 6,984,627 shares (5.6%) of our common stock.

### Transaction Fees

We also pay the advisor acquisition fees for structuring and negotiating investments and related mortgage financing on our behalf. Acquisition fees average 4.5% or less of the aggregate cost of investments acquired and are comprised of a current portion of 2.5%, which is paid at the date the property is purchased, and a deferred portion of 2%, which is payable in equal annual installments each January of the three calendar years following the date on which a property was purchased, subject to satisfying the 6% performance criterion. Interest on unpaid installments is 5% per year. We did not incur any current or deferred acquisitions fees during 2010. During 2009 and 2008, we incurred current acquisition fees of $3.0 million and $4.2 million, respectively, and deferred acquisition fees of $2.4 million and $3.4 million, respectively. In addition, in May 2008, CPA®:17 — Global purchased from us an additional interest in a venture as described below. In connection with this purchase, CPA®:17 — Global assumed from us deferred acquisition fees payable totaling $0.6 million. Unpaid installments of deferred acquisition fees totaled $2.7 million and $9.0 million at December 31, 2010 and 2009, respectively, and are included in Due to affiliates in the consolidated financial statements. We paid annual deferred acquisition fee installments of $6.3 million, $9.1 million and $29.5 million in cash to the advisor in January 2010, 2009, and 2008, respectively. We also pay the advisor mortgage refinancing fees, which totaled $0.1 million during the year ended December 31, 2010. No such mortgage refinancing fees were paid during the years ended December 31, 2009 or December 31, 2008.

We also pay fees to the advisor for services provided to us in connection with the disposition of investments. These fees, which are subordinated to the performance criterion and certain other provisions included in the advisory agreement, are deferred and are payable to the advisor only in connection with a liquidity event. Subordinated disposition fees totaled $1.0 million at both December 31, 2010 and 2009.

### Other Expenses

We reimburse the advisor for various expenses it incurs in the course of providing services to us. We reimburse certain third-party expenses paid by the advisor on our behalf, including property-specific costs, professional fees, office expenses and business development expenses. In addition, we reimburse the advisor for the allocated costs of personnel and overhead in providing management of our day-to-day operations, including accounting services, shareholder services, corporate management, and property management and operations. We do not reimburse the advisor for the cost of personnel if these personnel provide services for transactions for which the advisor receives a transaction fee, such as acquisitions, dispositions and refinancings. We incurred personnel reimbursements of $3.4 million, $3.1 million and $3.1 million for 2010, 2009 and 2008, respectively, which are included in General and administrative expenses in the consolidated financial statements.

The advisor is obligated to reimburse us for the amount by which our operating expenses exceeds the 2%/25% guidelines (the greater of 2% of average invested assets or 25% of net income) as defined in the advisory agreement for any twelve-month period. If in any year our operating expenses exceed the 2%/25% guidelines, the advisor will have an obligation to reimburse us for such excess, subject to certain conditions. If our independent directors find that the excess expenses were justified based on any unusual and nonrecurring factors that they deem sufficient, the advisor may be paid in future years for the full amount or any portion of such excess expenses, but only to the extent that the reimbursement would not cause our operat-

ing expenses to exceed this limit in any such year. We will record any reimbursement of operating expenses as a liability until any contingencies are resolved and will record the reimbursement as a reduction of asset management and performance fees at such time that a reimbursement is fixed, determinable and irrevocable. Our operating expenses have not exceeded the amount that would require the advisor to reimburse us.

### Proposed Merger

On December 13, 2010, we and CPA®:14 entered into a definitive agreement pursuant to which CPA®:14 will merge with and into one of our subsidiaries, subject to the approval of CPA®:14's shareholders. In connection with this merger, we filed a registration statement with the SEC, which was declared effective by the SEC on March 8, 2011. Special shareholder meetings for both us and CPA®:14 are currently expected to be held on April 26, 2011 to obtain the approval of CPA®:14's shareholders of the Proposed Merger and the alternate merger and the approval of our shareholders of the alternate merger, the UPREIT reorganization and a charter amendment to increase our number of authorized shares. The closing of the Proposed Merger is also subject to customary closing conditions. If the Proposed Merger is approved and the other closing conditions are satisfied, we currently expect that the closing will occur in the second quarter of 2011, although there can be no assurance of such timing.

If the Proposed Merger is consummated, based on their ownership of 8,018,456 shares of CPA®:14 at December 31, 2010, the advisor will receive approximately $8.0 million as a result of the $1.00 per share special cash distribution to be paid by CPA®:14 to its shareholders, in part from the proceeds of the sale of certain assets by CPA®:14, immediately prior to the Proposed Merger. The advisor has agreed to elect to receive our stock in respect of the shares of CPA®:14 it owns if the Proposed Merger is consummated.

In the Proposed Merger, CPA®:14 shareholders will be entitled to receive $11.50 per share, which is equal to the NAV per share of CPA®:14 as of September 30, 2010. The Merger Consideration will be paid to shareholders of CPA®:14, at their election, in either cash or a combination of the $1.00 per share special cash distribution and 1.1932 shares of our common stock, which equates to $10.50 based on our $8.80 per share NAV as of September 30, 2010. The advisor computed these NAVs internally, relying in part upon a third-party valuation of each company's real estate portfolio and indebtedness as of September 30, 2010. Our board of directors and the board of directors of CPA®:14 each have the ability, but not the obligation, to terminate the transaction if more than 50% of the shareholders of CPA®:14 elect to receive cash in the Proposed Merger. Assuming that holders of 50% of CPA®:14's outstanding stock elect to receive cash in the Proposed Merger, then the maximum cash required by us to purchase these shares would be approximately $416.1 million, based on the total shares of CPA®:14 outstanding at December 31, 2010. If the cash on hand and available to us and CPA®:14, including the expected proceeds from the sales of certain assets by CPA®:14 and a new $300.0 million senior credit facility, is not sufficient to enable us to fulfill cash elections in the Proposed Merger by CPA®:14 shareholders, WPC has agreed to purchase a sufficient number of shares of our common stock to enable us to pay such amounts to CPA®:14 shareholders.

In connection with the Proposed Merger, the advisor has agreed to indemnify us if we suffer certain losses arising out of a breach by CPA®:14 of its representations and warranties under the merger agreement and having a material adverse effect on us after the Proposed Merger, up to the amount of fees received by the advisor in connection with the Proposed Merger. The advisor also agreed to pay our out-of-pocket expenses if the merger agreement is terminated under certain circumstances up to a maximum of $5.0 million.

### Joint Ventures and Other Transactions with Affiliates

Together with certain affiliates, we participate in an entity that leases office space used for the administration of real estate entities. This entity does not have any significant assets, liabilities or operations other than its interest in the office lease. Under the terms of an office cost-sharing agreement among the participants in this entity, rental, occupancy and leasehold improvement costs are allocated among the participants based on gross revenues and are adjusted quarterly. Our share of expenses incurred was $0.7 million, $0.8 million and $0.8 million in 2010, 2009 and 2008, respectively. Based on gross revenues through December 31, 2010, our current share of future annual minimum lease payments under this agreement would be $0.7 million annually through 2016.

In December 2010, as part of a restructuring of our lease with The Talaria Company (Hinckley), we received a 27% interest in Hinckley in the form of class B common shares. We recorded this investment at fair value on the date of the lease amendment which was $1.4 million. We account for this investment under the equity method of accounting (Note 7).

We own interests in entities ranging from 25% to 70%, as well as a jointly-controlled tenant-in-common interest in a property, with the remaining interests held by affiliates. We consolidate certain of these entities (Note 2) and account for the remainder under the equity method of accounting (Note 6).

In June 2008, our affiliate, CPA®:17 — Global, exercised its option to purchase an additional 49.99% interest in a domestic venture in which we and CPA®:17 — Global previously held 99.99% and 0.01% interests, respectively. In connection with this transaction, we recognized a gain of $0.1 million as a result of the sale of our interest in the venture. We continue to consolidate this investment because, in our capacity as the managing member, we have the right to control operations as well as the ability to dissolve the venture or otherwise purchase the interest of the other member.

In June 2007, we met our performance criterion, and as a result, $45.9 million, consisting of performance fees of $11.9 million, deferred acquisition fees of $31.7 million and interest thereon of $2.3 million, became payable to the advisor. We paid the previously deferred performance fees totaling $11.9 million to the advisor in July 2007 in the form of 1,194,549 restricted shares of our common stock. The deferred acquisition fees of $31.7 million and interest thereon of $2.3 million were payable to the advisor in cash beginning in January 2008. We paid installments of $28.3 million and $4.7 million in January 2008 and 2009, respectively, and paid the remaining installment of $1.1 million in January 2010. These amounts are exclusive of deferred acquisition fees and interest thereon incurred in connection with transactions completed subsequent to meeting the performance criterion.

## 4 | NET INVESTMENTS IN PROPERTIES

### Real Estate

Real estate, which consists of land and buildings leased to others under operating leases, at cost, is summarized as follows (in thousands):

| | DECEMBER 31, | |
|---|---|---|
| | 2010 | 2009 |
| Land | **$ 338,979** | $ 345,347 |
| Buildings | **1,391,442** | 1,351,525 |
| Less: Accumulated depreciation | **(145,957)** | (112,385) |
| | **$ 1,584,464** | **$ 1,584,487** |

### Operating Real Estate

Operating real estate, which consists primarily of our hotel operations, at cost, is summarized as follows (in thousands):

| | DECEMBER 31, | |
|---|---|---|
| | 2010 | 2009 |
| Land | **$ 8,296** | $ 8,296 |
| Buildings | **76,476** | 75,422 |
| Less: Accumulated depreciation | **(9,623)** | (6,448) |
| | **$ 75,149** | **$ 77,270** |

**Acquisitions of Real Estate**

***2010*** — We did not acquire any consolidated real estate investments during 2010. However, during 2010, we completed and placed into service a build-to-suit project and we reclassified $82.5 million from Real estate under construction to Real estate. The effects of this reclassification were partially offset by the adverse impact of fluctuations in foreign currency exchange rates on the carrying amount of our asset base as of December 31, 2010 as compared to December 31, 2009, representing a decrease of $39.0 million to Real Estate. The U.S. dollar strengthened against the Euro, as the end-of-period rate for the U.S. dollar in relation to the Euro at December 31, 2010 decreased 8% to $1.3253 from $1.4333 at December 31, 2009. In addition, real estate was reduced by $5.9 million in connection with the deconsolidation of a subsidiary in the first quarter of 2010 as described in Note 16.

***2009*** — In July 2009, a venture in which we and an affiliate hold 51% and 49% interests, respectively, and which we consolidate, entered into an investment in Hungary for a total cost of approximately $93.6 million, inclusive of noncontrolling interest of $45.9 million and acquisition fees payable to the advisor. In connection with this investment, which was deemed to be a real estate asset acquisition, we capitalized acquisition-related costs and fees totaling $4.6 million, inclusive of amounts attributable to noncontrolling interests of $2.3 million.

**Real Estate Under Construction**

***2009*** — During 2009, we consolidated a domestic build-to-suit project that was previously accounted for under the equity method of accounting (Note 6). Costs incurred on this project through December 31, 2009 of $61.6 million have been presented as Real estate under construction in the consolidated balance sheet.

Additionally, during 2009, we entered into and completed a domestic expansion project for an existing tenant totaling $4.5 million. Capitalized acquisition-related costs and fees related to this project totaled $0.2 million. Upon completion of this expansion, we sold the property to an affiliate of our tenant for $50.6 million, net of selling costs (Note 16).

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants and future CPI — based adjustments, under non-cancelable operating leases are as follows (in thousands):

| YEARS ENDING DECEMBER 31, | |
|---|---|
| 2011 | $ 159,724 |
| 2012 | 162,260 |
| 2013 | 162,827 |
| 2014 | 163,404 |
| 2015 | 163,716 |
| Thereafter through 2032 | 1,638,505 |

There were no percentage rents for operating leases in 2010, 2009 and 2008.

## 5 | FINANCE RECEIVABLES

Assets representing rights to receive money on demand or at fixed or determinable dates are referred to as finance receivables. Our finance receivable portfolios consist of direct financing leases and notes receivable. Operating leases are not included in finance receivables as such amounts are not recognized as an asset in the consolidated balance sheets.

### Net Investment in Direct Financing Leases

Net investment in direct financing leases is summarized as follows (in thousands):

| | DECEMBER 31, | |
|---|---|---|
| | 2010 | 2009 |
| Minimum lease payments receivable | $ 526,832 | $ 546,606 |
| Unguaranteed residual value | 243,120 | 263,380 |
| | 769,952 | 809,986 |
| Less: Unearned income | (451,719) | (467,931) |
| | $ 318,233 | $ 342,055 |

During the years ended December 31, 2010, 2009 and 2008, in connection with our annual reviews of our estimated residual values of our properties, we recorded impairment charges related to several direct financing leases of $7.0 million, $2.3 million and $0.9 million, respectively. Impairment charges relate primarily to other-than-temporary declines in the estimated residual values of the underlying properties due to market conditions (Note 10). At December 31, 2010 and 2009, Other assets included $1.1 million and $4.1 million, respectively, of accounts receivable related to amounts billed under these direct financing leases.

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants and future CPI-based adjustments, under non-cancelable direct financing leases at December 31, 2010 are as follows (in thousands):

| YEARS ENDING DECEMBER 31, | |
|---|---|
| 2011 | $ 31,154 |
| 2012 | 31,116 |
| 2013 | 31,169 |
| 2014 | 31,512 |
| 2015 | 32,016 |
| Thereafter through 2031 | 369,865 |

There were no percentage rents for direct financing leases in 2010, 2009 and 2008.

### Notes Receivable

#### *Hellweg 2*

In April 2007, we and our affiliates acquired a property venture that in turn acquired a 24.7% ownership interest in a limited partnership. We and our affiliates also acquired a lending venture, which made a loan, the note receivable, to the holder of the remaining 75.3% interests in the limited partnership. We refer to this transaction as the Hellweg 2 transaction.

In connection with the acquisition, the property venture agreed to three option agreements that give the property venture the right to purchase, from our partner, the remaining 75.3% (direct and indirect) interest in the limited partnership at a price equal to the principal amount of the note receivable at the time of purchase. In November 2010, the property venture exercised the first of its three options and acquired from our partner a 70% direct interest in the limited partnership for $297.3 million, thus owning a (direct and indirect) 94.7% interest in the limited partnership. The property venture has assignable option agreements to acquire the remaining (direct and indirect) 5.3% interest in the limited partnership by October 2012. If the property venture does not exercise its option agreements, our partner has option agreements to put its remaining interests in the limited partnership to the property venture during 2014 at a price equal to the principal amount of the note receivable at the time of purchase. Currently, under the terms of the note receivable, the lending venture will receive interest income that approximates 5.3% of all income earned by the limited partnership less adjustments. Under the terms of the note receivable, the lending venture will receive interest at a fixed annual rate of 8%. The note receivable matures in April 2017. The note

receivable has a principal balance of $21.8 million and $337.3 million, inclusive of our affiliates' noncontrolling interest of $16.2 million and $250.9 million at December 31, 2010 and 2009, respectively.

### *Other*

In June 2007, we entered into an agreement to provide a developer with a construction loan of up to $14.8 million that provides for a variable annual interest rate of LIBOR plus 2.5% and matures in April 2010. This agreement was subsequently amended to provide for two notes for loans of up to $19.0 million and $4.9 million, respectively, with a variable annual interest rate of LIBOR plus 2.5% and a fixed interest rate of 8%, respectively, and maturity dates of December 2011. At December 31, 2010 and 2009, the balances of the construction notes receivable were $24.0 million and $15.6 million, respectively, inclusive of construction interest, which included amounts funded of $23.9 million and $14.8 million, respectively.

In addition, we had a note receivable which totaled $9.7 million and $9.6 million at December 31, 2010 and 2009, respectively, with a fixed annual interest rate of 6.3% and a maturity date of February 2015.

### Credit Quality of Finance Receivables

We generally seek investments in facilities that we believe are critical to the tenant's business and that we believe have a low risk of tenant defaults. At December 31, 2010, our allowance for uncollected accounts of $0.2 million pertained to disputed property-related charges in connection with four tenants. All rents are current at December 31, 2010 for our finance receivables. Additionally, there have been no modifications of finance receivables. We evaluate the credit quality of our tenant receivables utilizing an internal 5-point credit rating scale, with 1 representing the highest credit quality and 5 representing the lowest. The credit quality of our tenant receivables was last updated in the fourth quarter of 2010.

A summary of our tenant receivables by internal credit quality rating at December 31, 2010 is as follows (in thousands):

| INTERNAL CREDIT QUALITY INDICATOR | NUMBER OF TENANTS | NET INVESTMENT IN DIRECT FINANCING LEASES | NUMBER OF OBLIGORS | NOTE RECEIVABLE | TOTAL |
|---|---|---|---|---|---|
| 1 | 2 | $ 39,505 | — | $ — | $ 39,505 |
| 2 | 3 | 49,639 | 1 | 9,738 | 59,377 |
| 3 | 3 | 26,015 | 2 | 45,766 | 71,781 |
| 4 | 10 | 203,074 | — | — | 203,074 |
| 5 | — | — | — | — | — |
| | | $ 318,233 | | $ 55,504 | $ 373,737 |

## 6 | EQUITY INVESTMENTS IN REAL ESTATE

We generally own interests in single-tenant net leased properties leased to corporations through noncontrolling interests in (i) partnerships and limited liability companies in which our ownership interests are 50% or less but over which we exercise significant influence and (ii) as tenants-in-common subject to common control (Note 2). All of the underlying investments are owned with affiliates. We account for these investments under the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus fundings).

The following table sets forth our ownership interests in our equity investments in real estate and other and their respective carrying values (dollars in thousands):

| LESSEE | OWNERSHIP INTEREST AT DECEMBER 31, 2010 | CARRYING VALUE AT DECEMBER 31, 2010 | 2009 |
|---|---|---|---|
| The New York Times Company | 27% | **$ 33,888** | $ 33,195 |
| U-Haul Moving Partners, Inc. and Mercury Partners, LP | 31% | **32,808** | 33,834 |
| Schuler A.G.[(a)(b)] | 33% | **21,892** | 23,469 |
| Hellweg Die Profi-Baumarkte GmbH & Co. KG (Hellweg 1) | 25% | **18,493** | 18,934 |
| TietoEnator Plc[(a)(c)] | 40% | **6,921** | 8,488 |
| Police Prefecture, French Government[(a)(c)] | 50% | **6,636** | 8,268 |
| Frontier Spinning Mills, Inc. | 40% | **6,249** | 6,077 |
| Pohjola Non-life Insurance Company[(a)(c)] | 40% | **5,419** | 6,632 |
| Actebis Peacock GmbH.[(a)(c)] | 30% | **5,043** | 5,644 |
| OBI A.G.[(a)(c)(d)] | 25% | **4,907** | 6,794 |
| Actuant Corporation[(a)] | 50% | **2,670** | 2,758 |
| Consolidated Systems, Inc.[(b)] | 40% | **2,109** | 2,131 |
| Talaria Holdings, LLC[(e)] | 27% | **1,400** | — |
| Barth Europa Transporte e.K/MSR Technologies GmbH (formerly Lindenmaier A.G.)[(a)(f)] | 33% | **1,179** | 1,569 |
| Thales S.A.[(a)(g)] | 35% | **—** | 356 |
| | | **$ 149,614** | **$ 158,149** |

(a) The carrying value of this investment is affected by the impact of fluctuations in the exchange rate of the Euro.
(b) Represents tenant-in-common interest.
(c) The decrease in carrying value was primarily due to cash distributions made to us by the venture.
(d) The carrying value of this investment included our share of the net loss on interest rate swap derivative instruments recognized by the venture.
(e) In connection with the restructuring of our lease with The Talaria Company (Hinckley), we received a 27% interest in Hinckley. This represents the fair market value of the interest received.
(f) During 2010, we recognized an other-than-temporary impairment charge of $0.2 million to reduce the carrying value of this venture to its estimated fair value (Note 10).
(g) During 2010, we recognized an other-than-temporary impairment charge of $0.8 million to reduce the carrying value of this venture to its estimated fair value (Note 10).

As discussed in Note 2, we adopted the FASB's amended guidance on the consolidation of VIEs effective January 1, 2010. Upon adoption of the amended guidance, we re-evaluated our existing interests in unconsolidated entities and determined that we should continue to account for our interest in The New York Times Company venture using the equity method of accounting. Carrying amounts related to this VIE are noted in the table above. Because we generally utilize non-recourse debt, our maximum exposure to this VIE is limited to the equity we have in the VIE. We have not provided financial or other support to this VIE, and there are no guarantees or other commitments from third parties that would affect the value of or risk related to our interest in this entity.

The following tables present combined summarized financial information of our venture properties. Amounts provided are the total amounts attributable to the venture properties and do not represent our proportionate share (in thousands):

| | DECEMBER 31, | |
|---|---|---|
| | **2010** | **2009** |
| Assets | **$ 1,406,049** | $ 1,504,377 |
| Liabilities | **(936,691)** | (1,003,312) |
| **PARTNERS'/MEMBERS' EQUITY** | **$ 469,358** | **$ 501,065** |

| | YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|
| | **2010** | **2009** | **2008** |
| Revenue | **$ 142,918** | $ 141,324 | $ 123,666 |
| Expenses | **(82,338)** | (85,123) | (90,592) |
| Impairment charges[a] | **(4,145)** | (13,119) | (35,422) |
| Gain on sale of real estate[b] | **—** | 11,084 | — |
| **NET INCOME (LOSS)** | **$ 56,435** | **$ 54,166** | **$ (2,348)** |

(a) The years ended December 31, 2010 and 2009, reflect impairment charges incurred by a venture that leases property to Thales S.A. to reduce the carrying value of the property to its estimated fair value. The year ended December 31, 2009 also reflects impairment charges incurred by a venture that formerly leased properties to Lindenmaier A.G. as a result of the tenant's bankruptcy filing. The year ended December 31, 2008 reflects impairment charges incurred by a venture on two vacant French properties to reduce the carrying values to their estimated fair values. See Note 10 for a discussion of other-than-temporary impairment charges incurred on our equity investments in real estate during the years ended December 31, 2010, 2009 and 2008.

(b) In July 2009, a venture sold four of its five properties back to the tenant for $46.6 million and recognized a gain on sale of $11.1 million.

We recognized income from these equity investments in real estate of $17.6 million, $13.8 million and $8.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. Income from equity investments in real estate represents our proportionate share of the income or losses of these ventures as well as certain depreciation and amortization adjustments related to purchase accounting and other-than-temporary impairment charges.

NYT Real Estate Company, LLC is the tenant of a property pursuant to a net lease with our subsidiary, 620 Eighth NYT (NY) Limited Partnership, which was deemed to be a material equity investment during 2009 primarily because of impairment charges included in Income from continuing operations totaling $33.9 million on several of our consolidated investments in that year. The following tables present summarized combined balance sheet, income statement and cash flow information each for the period from March 6, 2009 ("inception") through December 31, 2009 and the year ended December 31, 2010, as well as scheduled debt principal payments during each of the five years following December 31, 2010 of 620 Eighth NYT (NY) Limited Partnership and 620 Eighth Lender NYT (NY) Limited Partnership, collectively the "New York Times venture." Amounts provided are the total amounts attributable to the New York Times venture and do not represent our proportionate share (in thousands):

| | 620 EIGHTH NYT (NY) LP & 620 EIGHTH LENDER NYT LP | |
|---|---|---|
| | DECEMBER 31, 2010 | DECEMBER 31, 2009 |
| **Assets** | | |
| Net investment in direct financing lease | $ 237,916 | $ 235,608 |
| Note receivable | 49,560 | — |
| Other assets, net[(a)] | 6,526 | 9,041 |
| **TOTAL ASSETS** | **$ 294,002** | **$ 244,649** |
| **Liabilities and Equity** | | |
| Debt | $ 116,684 | $ 119,154 |
| Other liabilities[(b)] | 5,200 | 5,509 |
| Total liabilities | 121,884 | 124,663 |
| Capital | 172,118 | 119,986 |
| **TOTAL LIABILITIES AND CAPITAL** | **$ 294,002** | **$ 244,649** |

| | 620 EIGHTH NYT (NY) LP & 620 EIGHTH LENDER NYT LP | |
|---|---|---|
| | DECEMBER 31, 2010 | DECEMBER 31, 2009 |
| **Revenues** | | |
| Interest income from direct financing lease | $ 27,094 | $ 21,860 |
| Interest income from note receivable | 1,276 | — |
| | $ 28,370 | $ 21,860 |
| **Operating Expenses** | | |
| General and administrative expenses | (9) | (24) |
| | (9) | (24) |
| **Other Income and Expenses** | | |
| Other interest income | 3 | 1 |
| Interest expense | (6,675) | (2,248) |
| | (6,672) | (2,247) |
| **NET INCOME** | **$ 21,689** | **$ 19,589** |

| | 620 EIGHTH NYT (NY) LP & 620 EIGHTH LENDER NYT LP | |
|---|---|---|
| | DECEMBER 31, 2010 | DECEMBER 31, 2009 |
| **Net cash provided by (used in)** | | |
| Operating activities | $ 19,510 | $ 17,213 |
| Investing activities | (49,693) | (233,720) |
| Financing activities | 30,181 | 216,566 |
| Net increase in cash and cash equivalents | (2) | 59 |
| Cash and cash equivalents, beginning of year | 59 | — |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | **$ 57** | **$ 59** |

| YEARS ENDING DECEMBER 31, | 620 EIGHTH NYT (NY) LP & 620 EIGHTH LENDER NYT LP |
|---|---|
| 2011 | $ 2,613 |
| 2012 | 2,747 |
| 2013 | 2,889 |
| 2014 | 108,435 |
| **TOTAL** | **$ 116,684** |

(a) Other assets, net consist of cash and cash equivalents, escrow and restricted cash, deferred financing costs, derivative instruments, accrued interest, and other amounts receivable from the tenant.

(b) Other liabilities consist of prepaid rent and deferred rental income, accounts payable and accrued expenses.

## 7 | INTANGIBLE ASSETS AND LIABILITIES

In connection with our acquisition of properties, we have recorded net lease intangibles of $147.2 million, which are being amortized over periods ranging from 10 years to 40 years. In-place lease, tenant relationship, above-market rent, management contract and franchise agreement intangibles are included in Intangible assets, net in the consolidated financial statements. Below-market rent intangibles are included in Prepaid and deferred rental income and security deposits in the consolidated financial statements.

Intangible assets and liabilities are summarized as follows (in thousands):

| | DECEMBER 31, 2010 | 2009 |
|---|---|---|
| **Amortized Intangible Assets** | | |
| Management contract | $ 874 | $ 874 |
| Franchise agreement | 2,240 | 2,240 |
| Less: accumulated amortization | (1,134) | (785) |
| | 1,980 | 2,329 |
| **Lease intangibles:** | | |
| In-place lease | 114,544 | 115,437 |
| Tenant relationship | 33,934 | 34,674 |
| Above-market rent | 41,769 | 44,433 |
| Less: accumulated amortization | (43,145) | (34,441) |
| Total intangible assets | 147,102 | 160,103 |
| | $ 149,082 | $ 162,432 |
| **Amortized Below-Market Rent Intangible Liabilities** | | |
| Below-market rent | (43,037) | (43,541) |
| Less: accumulated amortization | 6,963 | 5,331 |
| | $ (36,074) | $ (38,210) |

Net amortization of intangibles, including the effect of foreign currency translation, was $8.0 million, $8.5 million and $8.4 million for 2010, 2009 and 2008, respectively. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to lease revenue, while amortization of in-place lease and tenant relationship intangibles is included in depreciation and amortization. Based on the intangibles recorded at December 31, 2010, scheduled net annual amortization of intangibles for each of the next five years is expected to be $8.0 million annually between 2011 and 2015.

## 8 | FAIR VALUE MEASUREMENTS

Under current authoritative accounting guidance for fair value measurements, the fair value of an asset is defined as the exit price, which is the amount that would either be received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments including interest rate caps and swaps; and Level 3, for which little or no market data exists, therefore requiring us to develop our own assumptions, such as certain securities.

### Items Measured at Fair Value on a Recurring Basis

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

***Money Market Funds*** — Our money market funds consisted of government securities and treasury bills. These funds were classified as Level 1 as we used quoted prices from active markets to determine their fair values.

***Derivative Liabilities*** — Our derivative liabilities are comprised of an interest rate swap and a foreign currency zero-cost collar. These derivative instruments were measured at fair value using readily observable market inputs, such as quotations on interest rates. Our derivative instruments were classified as Level 2 as these instruments are custom, over-the-counter contracts with various bank counterparties that are not traded in an active market.

***Marketable Securities and Derivative Assets*** — Our marketable securities are comprised of our interest in an interest-only senior note. Our derivative assets are comprised of an embedded credit derivative and of stock warrants that were granted to us by lessees in connection with structuring initial lease transactions. These assets are not traded in an active market. We estimated the fair value of these assets using internal valuation models that incorporate market inputs and our own assumptions about future cash flows. We classified these assets as Level 3.

The following tables set forth our assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2010 and 2009 (in thousands):

| | | FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2010 USING: | | |
|---|---|---|---|---|
| DESCRIPTION | DECEMBER 31, 2010 | QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1) | SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2) | UNOBSERVABLE INPUTS (LEVEL 3) |
| **Assets** | | | | |
| Money market funds | **$ 6,769** | $ 6,769 | $ — | $ — |
| Marketable securities | **1,553** | — | — | 1,553 |
| Derivative assets | **$ 1,369** | — | — | 1,369 |
| | **$ 9,691** | **$ 6,769** | **$ —** | **$ 2,922** |
| **Liabilities** | | | | |
| Derivative liabilities | **$ (504)** | **$ —** | **$ (504)** | **$ —** |

| | | FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2009 USING: | | |
|---|---|---|---|---|
| DESCRIPTION | DECEMBER 31, 2010 | QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1) | SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2) | UNOBSERVABLE INPUTS (LEVEL 3) |
| **Assets** | | | | |
| Money market funds | **$ 49,261** | $ 49,261 | $ — | $ — |
| Marketable securities | **1,851** | — | — | 1,851 |
| Derivative assets | **2,228** | — | 50 | 2,178 |
| | **$ 53,340** | **$ 49,261** | **$ 50** | **$ 4,029** |
| **Liabilities** | | | | |
| Derivative liabilities | **$ (380)** | **$ —** | **$ (380)** | **$ —** |

Assets and liabilities presented above exclude assets and liabilities owned by unconsolidated ventures.

| | FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3 ONLY) | | | | | |
|---|---|---|---|---|---|---|
| | YEAR ENDED DECEMBER 31, 2010 | | | YEAR ENDED DECEMBER 31, 2009 | | |
| | MARKETABLE SECURITIES | DERIVATIVE ASSETS | TOTAL ASSETS | MARKETABLE SECURITIES | DERIVATIVE ASSETS | TOTAL ASSETS |
| Beginning balance | $ 1,851 | $ 2,178 | $ 4,029 | $ 2,192 | $ 2,973 | $ 5,165 |
| Total gains or losses (realized and unrealized): | | | | | | |
| Included in earnings | — | (738) | (738) | — | (799) | (799) |
| Included in other comprehensive income | 29 | (71) | (42) | (28) | 4 | (24) |
| Amortization and accretion | (327) | — | (327) | (313) | — | (313) |
| **ENDING BALANCE** | **$ 1,553** | **$ 1,369** | **$ 2,922** | **$ 1,851** | **$ 2,178** | **$ 4,029** |
| **The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date** | **$ —** | **$ (738)** | **$ (738)** | **$ —** | **$ (799)** | **$ (799)** |

We did not have any transfers into or out of Level 1, Level 2 and Level 3 measurements during the years ended December 31, 2010 and 2009. Gains and losses (realized and unrealized) included in earnings are reported in Other income and expenses in the consolidated financial statements.

Our other financial instruments had the following carrying value and fair value (in thousands):

| | DECEMBER 31, 2010 | | DECEMBER 31, 2009 | |
|---|---|---|---|---|
| | CARRYING VALUE | FAIR VALUE | CARRYING VALUE | FAIR VALUE |
| Non-recourse debt | **$ 1,369,248** | $ 1,314,768 | $ 1,445,889 | $ 1,286,300 |
| Notes receivable[a] | **55,504** | 55,682 | 362,707 | 363,389 |

(a) Carrying value represents historical cost for marketable securities.

We determine the estimated fair value of our debt instruments and notes receivable using a discounted cash flow model with rates that take into account the credit of the tenants and interest rate risk. We estimate that our other financial assets and liabilities (excluding net investments in direct financing leases) had fair values that approximated their carrying values at both December 31, 2010 and 2009.

### Items Measured at Fair Value on a Non-Recurring Basis

We perform an assessment, when required, of the value of certain of our real estate investments in accordance with current authoritative accounting guidance. As part of that assessment, we determined the valuation of these assets using widely accepted valuation techniques, including expected discounted cash flows or an income capitalization approach, which considers prevailing market capitalization rates. We reviewed each investment based on the highest and best use of the investment and market participation assumptions. We determined that the significant inputs used to value these investments fall within Level 3. We calculated the impairment charges recorded during the years ended December 31, 2010 and 2009 based on market conditions and assumptions that existed at the time. The valuation of real estate is subject to significant judgment and actual results may differ materially if market conditions or the underlying assumptions change.

The following table presents information about our nonfinancial assets that were measured on a fair value basis for the years ended December 31, 2010, 2009 and 2008, respectively. For additional information regarding these impairment charges, refer to Note 10 for impairment charges from continuing operations and Note 16 for impairment changes from discontinued operations. All of the impairment charges were measured using unobservable inputs (Level 3) (in thousands):

| | YEAR ENDED DECEMBER 31, 2010 | | YEAR ENDED DECEMBER 31, 2009 | | YEAR ENDED DECEMBER 31, 2008 | |
|---|---|---|---|---|---|---|
| | TOTAL FAIR VALUE MEASUREMENTS | TOTAL IMPAIRMENT CHARGES | TOTAL FAIR VALUE MEASUREMENTS | TOTAL IMPAIRMENT CHARGES | TOTAL FAIR VALUE MEASUREMENTS | TOTAL IMPAIRMENT CHARGES |
| **Impairment Charges from Continuing Operations** | | | | | | |
| Net investments in properties | $ 17,295 | $ 2,835 | $ 124,630 | $ 24,068 | $ — | $ — |
| Net investments in direct financing leases | 39,565 | 6,973 | 167,752 | 2,279 | 55,977 | 890 |
| Equity investments in real estate | 1,226 | 1,046 | 1,925 | 3,598 | 4,583 | 3,085 |
| Intangible assets | 949 | — | 7,183 | 4,027 | — | — |
| Intangible liabilities | $ 59,035 | $ 10,854 | $ 301,490 | $ 33,972 | $ 60,560 | $ 3,975 |
| | $ — | $ — | $ (1,394) | $ (37) | $ — | $ — |
| **Impairment Charges from Discontinued Operations** | | | | | | |
| Net investments in properties | $ — | $ — | $ 10,911 | $ 22,083 | $— | $ — |
| Intangible assets | — | — | 987 | 3,538 | — | — |
| | $ — | $ — | $ 11,898 | $ 25,621 | $ — | $ — |

## 9 I RISK MANAGEMENT AND USE OF DERIVATIVE FINANCIAL INSTRUMENTS

### Risk Management

In the normal course of our ongoing business operations, we encounter economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. We are subject to interest rate risk on our interest-bearing liabilities. Credit risk is the risk of default on our operations and tenants' inability or unwillingness to make contractually required payments. Market risk includes changes in the value of our properties and related loans as well as changes in the value of our marketable securities due to changes in interest rates or other market factors. In addition, we own investments in the European Union, Canada, Mexico, Malaysia and Thailand and are subject to the risks associated with changing foreign currency exchange rates.

### *Foreign Currency Exchange*

We are exposed to foreign currency exchange rate movements, primarily in the Euro and the British Pound Sterling and, to a lesser extent, certain other currencies. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the same currency, but we are subject to foreign currency exchange rate movements to the extent of the difference in the timing and amount of the rental obligation and the debt service. We also face challenges with repatriating cash from our foreign investments. We may encounter instances where it is difficult to repatriate cash because of jurisdictional restrictions or because repatriating cash may result in current or future tax liabilities. Realized and unrealized gains and losses recognized in earnings related to foreign currency transactions are included in Other income and expenses in the consolidated financial statements.

### Use of Derivative Financial Instruments

When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates. We have not entered, and do not plan to enter into, financial instruments for trading or speculative purposes. In addition to derivative instruments that we enter into on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts, and we may own common stock warrants, granted to us by lessees when structuring lease transactions,

that are considered to be derivative instruments. The primary risks related to our use of derivative instruments are that a counterparty to a hedging arrangement could default on its obligation or that the credit quality of the counterparty may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction. While we seek to mitigate these risks by entering into hedging arrangements with counterparties that are large financial institutions that we deem to be creditworthy, it is possible that our hedging transactions, which are intended to limit losses, could adversely affect our earnings. Furthermore, if we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities.

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings or recognized in OCI until the hedged item is recognized in earnings. For cash flow hedges, the ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

The following table sets forth certain information regarding our derivative instruments at December 31, 2010 and 2009 (in thousands):

| | | ASSET DERIVATIVES FAIR VALUE AT DECEMBER 31, | | LIABILITIES DERIVATIVES FAIR VALUE AT DECEMBER 31, | |
|---|---|---|---|---|---|
| | BALANCE SHEET LOCATION | 2010 | 2009 | 2010 | 2009 |
| **Derivatives Designated as Hedging Instruments** | | | | | |
| Foreign exchange contracts | Accounts payable, accrued expenses and other liabilities | $ — | $ — | $ (106) | $ (143) |
| Interest rate swaps | Accounts payable, accrued expenses and other liabilities | — | — | (398) | (237) |
| | | — | — | (504) | (380) |
| **Derivatives not designated as hedging instruments** | | | | | |
| Embedded credit derivatives | Other assets, net | $ 46 | $ 963 | $ — | $ — |
| Stock warrants | Other assets, net | 1,323 | 1,215 | — | — |
| | | 1,369 | 2,178 | — | — |
| **TOTAL DERIVATIVES** | | **$ 1,369** | **$ 2,178** | **$ (504)** | **$ (380)** |

The following tables present the impact of derivative instruments on the consolidated financial statements (in thousands):

| DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS | AMOUNT OF GAIN (LOSS) RECOGNIZED IN OCI ON DERIVATIVE (EFFECTIVE PORTION) YEARS ENDED DECEMBER 31, | | | AMOUNT OF GAIN (LOSS) RECLASSIFIED FROM OCI INTO INCOME (EFFECTIVE PORTION) YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2010 | 2009 | 2008 |
| Interest rate swaps[(a)] | $ (162) | $ 284 | $ (520) | $ — | $ — | $ — |
| Foreign currency forward contracts[(a)(b)] | 205 | (143) | — | (62) | 27 | — |
| Foreign currency collars | (106) | — | — | — | — | — |
| **TOTAL** | $ (63) | $ 141 | $ (520) | $ (62) | $ 27 | $ — |

(a) During the years ended December 31, 2010, 2009 and 2008, no gains or losses were reclassified from OCI into income related to ineffective portions of hedging relationships or to amounts excluded from effectiveness testing.

(b) Gains (losses) reclassified from OCI into income for contracts which have matured are included in Other income and expenses.

| DERIVATIVES NOT IN CASH FLOW HEDGING RELATIONSHIPS | LOCATION OF GAIN (LOSS) RECOGNIZED IN INCOME | AMOUNT OF GAIN (LOSS) RECOGNIZED IN INCOME ON DERIVATIVES (INEFFECTIVE PORTION AND AMOUNT EXCLUDED FROM EFFECTIVENESS TESTING) YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|---|
| | | 2010 | 2009 | 2008 |
| Embedded credit derivatives[(a)] | Other income and (expenses) | $ (846) | $ (1,136) | $ (3,406) |
| Stock warrants | Other income and (expenses) | 108 | 338 | 230 |
| **TOTAL** | | $ (738) | $ (798) | $ (3,176) |

(a) Includes losses attributable to noncontrolling interests totaling $0.6 million, $0.8 million and $2.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

A venture that leases properties to Berry Plastics Corporation, and in which we hold a 50% ownership interest, had a non-recourse mortgage loan with a total carrying value of $29.0 million at December 31, 2009. In May 2010, the venture refinanced this loan, replacing a variable-rate loan and a related interest rate cap with a ten-year fixed-rate loan bearing interest at an annual rate of 5.9%. The new loan calls for a scheduled balloon payment of $21.0 million in June 2020. As a result of this refinancing, the existing interest rate cap that had been designated as a hedge against the loan is no longer designated as a hedge and the related unrealized loss of less than $0.1 million included in Equity was expensed. The interest rate cap had an estimated total fair value of less than $0.1 million at both December 31, 2010 and 2009. No gains or losses were recognized in income related to this instrument during either the years ended December 31, 2010, 2009 or 2008.

See below for information on our purposes for entering into derivative instruments, including those not designated as hedging instruments, and for information on derivative instruments owned by unconsolidated ventures, which are excluded from the tables above.

### *Interest Rate Swaps and Caps*

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable-rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements with counterparties. Interest rate swaps, which effectively convert the variable-rate debt service obligations of the loan to a fixed rate, are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period. The notional, or face, amount on which the swaps are based is not exchanged. Interest rate caps limit the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. Our objective in using these derivatives is to limit our exposure to interest rate movements.

The interest rate swap derivative instrument that we had outstanding at December 31, 2010 was designated as a cash flow hedge and is summarized as follows (dollars in thousands):

| | TYPE | NOTIONAL AMOUNT | CAP RATE | SPREAD | EFFECTIVE INTEREST RATE | EFFECTIVE DATE | EXPIRATION DATE | FAIR VALUE AT DECEMBER 31, 2010 |
|---|---|---|---|---|---|---|---|---|
| 1-Month LIBOR | "Pay-fixed" swap | $ 3,807 | N/A | N/A | 6.7% | 2/2008 | 2/2018 | **$ (398)** |

The interest rate swap and interest rate cap derivative instruments that our unconsolidated ventures had outstanding at December 31, 2010 were designated as cash flow hedges and are summarized as follows (dollars in thousands):

| | OWNERSHIP INTEREST AT DECEMBER 31, 2010 | TYPE | NOTIONAL AMOUNT | CAP RATE | SPREAD | EFFECTIVE INTEREST RATE | EFFECTIVE DATE | EXPIRATION DATE | FAIR VALUE AT DECEMBER 31, 2010 |
|---|---|---|---|---|---|---|---|---|---|
| 3-Month LIBOR | 25.0% | "Pay-fixed" swap | $ 155,356 | N/A | N/A | 5.0%-5.6% | 7/2006-4/2008 | 10/2015-7/1/2016 | **$ (10,279)** |
| 3-Month LIBOR | 27.3% | | 116,684 | 4.0% | 4.8% | N/A | 8/2009 | 8/2014 | **$ 733** |
| | | | | | | | | | **$ (9,546)** |

Our share of changes in the fair value of these interest rate caps and swaps is included in Accumulated other comprehensive income in equity and reflected unrealized losses of $1.2 million, $1.1 million and $4.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

### *Foreign Currency Contracts*

We enter into foreign currency forward contracts and collars to hedge certain of our foreign currency cash flow exposures. A foreign currency forward contract is a commitment to deliver a certain amount of currency at a certain price on a specific date in the future. A foreign currency collar consists of a purchased call option to buy and a written put option to sell the foreign currency. By entering into these instruments, we are locked into a future currency exchange rate, which limits our exposure to the movement in foreign currency exchange rates.

At December 31, 2010, we had one foreign currency zero-cost collar to hedge against a change in the exchange rate of the Euro versus the U.S. dollar. The contract had a total notional amount of $3.0 million, based on the exchange rate of the Euro at December 31, 2010, and placed a floor on the exchange rate of the Euro at $1.15 and a ceiling at $1.2965. This contract settled in January 2011.

### *Embedded Credit Derivatives*

In connection with our Hellweg 2 transaction, we obtained non-recourse mortgage financing for which the interest rate has both fixed and variable components. In connection with providing the financing, the lender entered into an interest rate swap agreement on its own behalf through which the fixed interest rate component on the financing was converted into a variable interest rate instrument. Through the venture, we have the right, at our sole discretion, to prepay this debt at any time and to participate in any realized gain or loss on the interest rate swap at that time. These participation rights are deemed to be embedded credit derivatives.

### *Stock Warrants*

We own stock warrants that were generally granted to us by lessees in connection with structuring the initial lease transactions. These warrants are defined as derivative instruments because they are readily convertible to cash or provide for net cash settlement upon conversion.

### *Other*

Amounts reported in OCI related to derivatives will be reclassified to interest expense as interest payments are made on our non-recourse variable-rate debt. At December 31, 2010, we estimate that an additional $0.3 million will be reclassified as interest expense during the next twelve months.

Some of the agreements we have with our derivative counterparties contain certain credit contingent provisions that could result in a declaration of default against us regarding our derivative obligations if we either default or are capable of being declared in default on certain of our indebtedness. At December 31, 2010, we had not been declared in default on any of our derivative obligations. The estimated fair value of our derivatives that were in a net liability position was $0.5 million at December 31, 2010, which includes accrued interest but excludes any adjustment for nonperformance risk. If we had breached any of these provisions at December 31, 2010, we could have been required to settle our obligations under these agreements at their termination value of $0.6 million.

### Portfolio Concentration Risk

Concentrations of credit risk arise when a group of tenants is engaged in similar business activities or is subject to similar economic risks or conditions that could cause them to default on their lease obligations to us. We regularly monitor our portfolio to assess potential concentrations of credit risk. While we believe our portfolio is reasonably well diversified, it does contain concentrations in excess of 10% of current annualized contractual annualized minimum base rent in certain areas, as described below. The percentages in the paragraph below represent our directly owned real estate properties and do not include the pro rata shares of our equity investments.

At December 31, 2010, 59% of our directly-owned real estate properties were located in the U.S., and the majority of our directly-owned international properties were located in the European Union (37%), with Germany (24%) representing the only significant international concentration based on percentage of our annualized contractual minimum base rent for 2010. Within our German investments, one tenant, Hellweg 2, represented 18% of our annualized contractual minimum base rent for 2010, inclusive of noncontrolling interest. At December 31, 2010, our directly-owned real estate properties contained significant concentrations in the following asset types: industrial (39%), retail (23%), warehouse/distribution (19%) and office (12%); and in the following tenant industries: retail (27%) and chemicals, plastics, rubber and glass (10%).

## 10 | IMPAIRMENT CHARGES

We periodically assess whether there are any indicators that the value of our real estate investments may be impaired or that their carrying value may not be recoverable. For investments in real estate in which an impairment indicator is identified, we follow a two-step process to determine whether the investment is impaired and to determine the amount of the charge. First, we compare the carrying value of the real estate to the future net undiscounted cash flow that we expect the real estate will generate, including any estimated proceeds from the eventual sale of the real estate. If this amount is less than the carrying value, the real estate is considered to be impaired, and we then measure the loss as the excess of the carrying value of the real estate over the estimated fair value of the real estate, which is primarily determined using market information such as recent comparable sales or broker quotes. If relevant market information is not available or is not deemed appropriate, we then perform a future net cash flow analysis discounted for inherent risk associated with each investment.

The following table summarizes impairment charges recognized on our consolidated and unconsolidated real estate investments during 2010, 2009 and 2008 (in thousands):

| | YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Net investments in properties[(a)] | **$ 2,835** | $ 28,058 | $ — |
| Net investment in direct financing leaseS | **6,973** | 2,279 | 890 |
| Total impairment charges included in expenses | **9,808** | 30,337 | 890 |
| Equity investments in real estate[(b)] | **1,046** | 3,598 | 3,085 |
| Total impairment charges included in income from continuing operations | **10,854** | 33,935 | 3,975 |
| Impairment charges included in discontinued operations | — | 25,621 | — |
| **TOTAL IMPAIRMENT CHARGES** | **$ 10,854** | **$ 59,556** | **$ 3,975** |

(a) Includes charges recognized on intangible assets and liabilities related to net investments in properties (Note 7).

(b) Impairment charges on our equity investments are included in Income from equity investments in real estate in our consolidated statements of operations.

**2010 Impairments:**

*The Talaria Company (Hinckley)*

During 2010, we recognized impairment charges of $8.2 million, inclusive of amounts attributable to noncontrolling interests of $2.5 million, on a property leased to The Talaria Company (Hinckley) to reduce the carrying value of this investment to its estimated fair value based on a potential sale of the property. Of this impairment, $5.4 million was recognized on the building portion of the property accounted for as Net investments in direct financing leases, with the remaining $2.8 million recognized on the land portion of the property accounted for as Net investments in properties. At December 31, 2010, the land was classified as Net investments in properties and the building was classified as Net investment in direct financing leases in the consolidated financial statements.

*Other*

During 2010, we recognized impairment charges of $1.6 million on several properties accounted for as Net investments in direct financing leases in connection with other-than-temporary declines in the estimated fair value of the properties' residual value. Additionally, we recognized other-than-temporary impairment charges totaling $1.1 million on two ventures to reflect the decline in the estimated fair value of the ventures' underlying net assets in comparison with the carrying values of our interests in these ventures.

**2009 and 2008 Impairments:**

*Görtz & Schiele GmbH & Co. and Goertz & Schiele Corp.*

During 2009, we recognized impairment charges totaling $9.7 million related to two properties leased to Görtz & Schiele GmbH & Co., which filed for bankruptcy in November 2008 and $15.7 million related to a property leased to Goertz & Schiele Corp., which filed for bankruptcy in September 2009. In March 2010, SaarOTEC, a successor tenant to Görtz & Schiele GmbH & Co., signed a new lease on one of these properties with substantially the same terms. In December 2010, a purchase and sale agreement was signed for the sale of the remaining vacant property formerly leased to Görtz & Schiele GmbH & Co. Goertz & Schiele Corp. terminated its lease with us in bankruptcy proceedings in January 2010 and following possession by the receiver during January 2010, the subsidiary was deconsolidated during the first quarter of 2010 (Note 16). At December 31, 2010, the property formerly leased to Görtz & Schiele GmbH & Co. was classified as Net investments in properties in the consolidated financial statements. The results of operations of the properties formerly leased to Goertz & Schiele Corp. and Görtz & Schiele GmbH & Co., including the impairment charges, are included in Income (loss) from discontinued operations in the consolidated financial statements.

*Foss Manufacturing Company, LLC*

During 2009, we incurred impairment charges totaling $16.0 million in connection with a property leased to Foss Manufacturing Company, LLC as a result of a significant deterioration in the tenant's financial outlook. We calculated the estimated fair value of this property based on a discounted cash flow analysis. At December 31, 2010, this property was classified as Net investments in properties in the consolidated financial statements.

*John McGavigan Limited*

During 2009, we incurred an impairment charge of $5.3 million in connection with a property in the United Kingdom where the tenant, John McGavigan Limited, filed for bankruptcy in September 2009. We calculated the estimated fair value of this property based on a discounted cash flow analysis. At December 31, 2010, this property was classified as Net investment in properties in the consolidated financial statements.

*Lindenmaier A.G.*

During 2009 and 2008, we recognized other-than-temporary impairment charges of $2.7 million and $1.4 million, respectively, to reduce the carrying value of a venture to the estimated fair value of its underlying net assets, which we assessed using a discounted cash flow analysis. The venture formerly leased property to Lindenmaier A.G., which filed for bankruptcy in the second quarter of 2009. This venture was classified as Equity investment in real estate in the consolidated financial statements at December 31, 2010.

### *Thales*

During 2009, we recognized net other-than-temporary impairment charges of $0.9 million. In July 2009, a venture that owned a portfolio of five French properties leased to Thales S.A. sold four properties back to Thales. The outstanding debt balance on the four properties sold was allocated to the remaining property. An impairment charge was incurred to reduce the carrying value of the venture to the estimated fair value of its underlying net assets, which we assessed using a discounted cash flow analysis.

During 2008, we recognized an other-than-temporary impairment charge of $1.7 million to reduce the carrying value of the venture to the estimated fair value of its underlying net assets, which we assessed using a discounted cash flow analysis. At December 31, 2010, this venture is classified as Equity investment in real estate in the consolidated financial statements.

### *MetalsAmerica, Inc.*

During 2009, we recognized an impairment charge of $5.1 million related to a domestic property formerly leased to MetalsAmerica, Inc., which filed for bankruptcy in July 2009. We reduced the property's carrying value to its estimated selling price and sold the property in August 2009. The results of operations of this property, including the impairment charge, are included in Income (loss) from discontinued operations in the consolidated financial statements.

### *Valley Diagnostic*

During 2009, we incurred an impairment charge of $1.9 million in connection with a domestic property where the tenant, Valley Diagnostic, entered liquidation proceedings. We calculated the estimated fair value of this property using third-party broker quotes. During the fourth quarter of 2010, this property was foreclosed. The results of operations of the property formerly leased to Valley Diagnostic, including this impairment charge, are included in Income (loss) from discontinued operations in the consolidated financial statements.

### *Other*

During 2009 and 2008, we recognized impairment charges totaling $2.3 million and $0.9 million on several properties accounted for as net investments in direct financing leases in connection with other-than-temporary declines in the estimated fair value of the properties' residual value.

## 11 | NON-RECOURSE DEBT

Non-recourse debt consists of mortgage notes payable, which are collateralized by an assignment of real property and direct financing leases with an aggregate carrying value of $1.8 billion at December 31, 2010. Our mortgage notes payable bore interest at fixed annual rates ranging from 4.4% to 7.7% and variable annual rates ranging from 5.2% to 6.7%, with maturity dates ranging from 2014 to 2031 at December 31, 2010.

Scheduled debt principal payments during each of the next five years following December 31, 2010 and thereafter are as follows (in thousands):

| YEARS ENDING DECEMBER 31, | TOTAL |
|---|---|
| 2011 | $ 25,354 |
| 2012 | 27,567 |
| 2013 | 30,700 |
| 2014 | 94,052 |
| 2015 | 123,367 |
| Thereafter through 2031 | 1,066,171 |
| | 1,367;211 |
| Unamortized discount | 2,037 |
| **TOTAL** | **$ 1,369,248** |

In May 2010, a venture that leases property to Berry Plastics Corporation, and in which we own a 50% interest, refinanced a $29.0 million non-recourse, variable-rate loan that had been capped through the use of an interest rate cap with a $29.0 million ten-year fixed-rate loan bearing interest at an annual rate of 5.9%. The new loan includes a scheduled balloon payment of $21.0 million in June 2020. The $29.0 million loan, which was refinanced, was obtained in connection with the February 2009 repayment of a $39.0 million outstanding balance on a non-recourse mortgage loan at a discount for $32.5 million and for which the venture recognized a corresponding gain of $6.5 million.

In June 2010, we obtained non-recourse mortgage financing related to a previous acquisition in Malaysia. This financing totaled $7.9 million and has an annual fixed interest rate and term of 6.28% and seven years, respectively.

In July 2009, we obtained non-recourse mortgage financing on a venture in which we and an affiliate hold 51% and 49% interests, respectively, and which we consolidate, related to an investment entered into in Hungary. This financing totaled $49.5 million, inclusive of noncontrolling interest of $24.3 million, and has an annual fixed interest rate and term of 5.9% and seven years, respectively.

## 12 I COMMITMENTS AND CONTINGENCIES

Various claims and lawsuits arising in the normal course of business are pending against us. The results of these proceedings are not expected to have a material adverse effect on our consolidated financial position or results of operations.

In connection with the Proposed Merger, we have agreed to pay the Merger Consideration to CPA®:14 shareholders if the merger is completed and to pay the expenses of CPA®:14 incurred in connection with the Proposed Merger in certain circumstances if this merger is not completed, up to a maximum of $4.0 million. We have also agreed to use our reasonable best efforts to obtain a $300.0 million senior credit facility in order to pay for cash elections by CPA®:14 shareholders in the Proposed Merger.

## 13 I EQUITY

### Distributions

Distributions paid to shareholders consist of ordinary income, capital gains, return of capital or a combination thereof for income tax purposes. The following table presents distributions per share reported for tax purposes:

| | YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Ordinary income | **$ 0.13** | $ 0.18 | $ 0.16 |
| Return of capital | **0.53** | 0.48 | 0.50 |
| **TOTAL DISTRIBUTIONS** | **$ 0.66** | **$ 0.66** | **$ 0.66** |

We declared a quarterly distribution of $0.1656 per share in December 2010, which was paid in January 2011 to shareholders of record at December 31, 2010.

### Accumulated Other Comprehensive Income

The following table presents Accumulated OCI in equity. Amounts include our proportionate share of other comprehensive income or loss from our unconsolidated investments (in thousands):

| | DECEMBER 31, | |
|---|---|---|
| | 2010 | 2009 |
| Unrealized gain on marketable securities | **$ 39** | $ 10 |
| Foreign currency translation adjustment | **(4,747)** | 7,836 |
| Unrealized loss on derivative instrument | **(3,752)** | (2,449) |
| **ACCUMULATED OTHER COMPREHENSIVE INCOME** | **$ (8,460)** | **$ 5,397** |

## 14 | NONCONTROLLING INTERESTS

Noncontrolling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. There were no changes in our ownership interest in any of our consolidated subsidiaries for the years ended December 31, 2010, 2009 and 2008.

### Redeemable Noncontrolling Interests

We account for the noncontrolling interests in an entity that holds a note receivable recorded in connection with the Hellweg 2 transaction as redeemable noncontrolling interests because the transaction contains put options that, if exercised, would obligate the partners to settle in cash. The partners' interests are reflected at estimated redemption value for all periods presented.

| | DECEMBER 31, 2010 |
|---|---|
| Balance at January 1, 2008 | $ 346,719 |
| Foreign currency translation adjustment | (14,877) |
| Balance at December 31, 2008 | 331,842 |
| Foreign currency translation adjustment | 5,555 |
| Balance at December 31, 2009 | 337,397 |
| Reduction in noncontrolling interest due to Hellweg 2 option exercise (Note 5) | (297,263) |
| Foreign currency translation adjustment | (18,329) |
| **BALANCE AT DECEMBER 31, 2010** | **$ 21,805** |

## 15 | INCOME TAXES

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to qualify as a REIT. Under the REIT operating structure, we are permitted to deduct distributions paid to our shareholders and generally will not be required to pay U.S. federal income taxes. Accordingly, no provision has been made for U.S. federal income taxes in the consolidated financial statements.

We conduct business in various states and municipalities within the U.S. and in the European Union, Canada, Mexico, Malaysia and Thailand and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes.

We account for uncertain tax positions in accordance with current authoritative accounting guidance. The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits (in thousands):

| | DECEMBER 31, 2010 | |
|---|---|---|
| | 2010 | 2009 |
| Balance at January 1, | $ 375 | $ 421 |
| Additions based on tax positions related to the current year | 105 | 29 |
| Additions for tax positions of prior years | 71 | 86 |
| Reductions for tax positions of prior years | (60) | — |
| Reductions for expiration of statute of limitations | — | (161) |
| **BALANCE AT DECEMBER 31,** | **$ 491** | **$ 375** |

At December 31, 2010, we had unrecognized tax benefits as presented in the table above that, if recognized, would have a favorable impact on the effective income tax rate in future periods. We recognize interest and penalties related to uncertain

tax positions in income tax expense. At both December 31, 2010 and 2009, we had less than $0.1 million of accrued interest related to uncertain tax positions.

As of December 31, 2010, we had net operating losses ("NOL") in foreign jurisdictions of approximately $24.6 million, translating to a deferred tax asset before valuation allowance of $6.1 million. Our NOLs begin expiring in 2011 in certain foreign jurisdictions. The utilization of NOLs may be subject to certain limitations under the tax laws of the relevant jurisdiction.

Management determined that as of December 31, 2010, $6.1 million of deferred tax assets related to losses in foreign jurisdictions do not satisfy the recognition criteria set forth in accounting guidance for income taxes. Accordingly, a valuation allowance has been recorded for this amount.

Our tax returns are subject to audit by taxing authorities. Such audits can often take years to complete and settle. The tax years 2007 through 2010 remain open to examination by the major taxing jurisdictions to which we are subject.

We have elected to treat two of our corporate subsidiaries, which engage in hotel operations, as TRSs. These subsidiaries own hotels that are managed on our behalf by third-party hotel management companies. A TRS is subject to corporate federal income taxes, and we provide for income taxes in accordance with current authoritative accounting guidance. One of these subsidiaries has operated at a loss since inception, and as a result, we have recorded a full valuation allowance for this subsidiary's NOL carryforwards. The other subsidiary became profitable in the first quarter of 2009, and therefore we have recorded a tax provision for this subsidiary.

**16 | DISCONTINUED OPERATIONS**

From time to time, tenants may vacate space due to lease buy-outs, elections not to renew their leases, insolvency or lease rejection in the bankruptcy process. In these cases, we assess whether we can obtain the highest value from the property by re-leasing or selling it. In addition, in certain cases, we may try to sell a property that is occupied. When it is appropriate to do so under current accounting guidance for the disposal of long-lived assets, we classify the property as an asset held for sale on our consolidated balance sheet and the current and prior period results of operations of the property are reclassified as discontinued operations.

In December 2010, we entered into an agreement for the sale of a property formerly leased to Görtz & Schiele GmbH for $0.4 million, however, this sale has not occurred as of the date of this Report.

In November 2010, a building previously leased to Valley Diagnostic was foreclosed upon and subsequently sold by the bank to a third party for $2.0 million. We recognized a net gain on extinguishment of debt of $0.9 million, excluding impairment charges recognized in the prior year totaling $1.9 million.

During the second quarter of 2009, Goertz & Schiele Corp. ceased making rent payments to us, and as a result, we suspended the debt service payments on the related mortgage loan beginning in July 2009. Goertz & Schiele Corp. filed for bankruptcy in September 2009 and terminated its lease with us in bankruptcy proceedings in January 2010. In January 2010, a consolidated subsidiary consented to a court order appointing a receiver after we ceased making payments on a non-recourse debt obligation collateralized by a property that was previously leased to Goertz & Schiele Corp. As we no longer have control over the activities that most significantly impact the economic performance of this subsidiary following possession by the receiver during January 2010, the subsidiary was deconsolidated during the first quarter of 2010. At the date of deconsolidation, the property had a carrying value of $5.9 million, reflecting the impact of impairment charges totaling $15.7 million recognized in 2009, and the non-recourse mortgage loan had an outstanding balance of $13.3 million. In connection with this deconsolidation, we recognized a gain of $7.1 million, inclusive of amounts attributable to noncontrolling interest of $3.5 million. We believe that the fair value of our retained interest in this deconsolidated entity is zero at December 31, 2010. We have recorded the operations and gain recognized upon deconsolidation as discontinued operations.

In July and August 2009, we sold two domestic properties for $51.9 million, net of selling costs. We recognized a net gain on the sales of these properties totaling $7.6 million, excluding an impairment charge recognized in 2009 of $5.1 million on one

of the properties (Note 10). Additionally, we recognized a net gain on extinguishment of debt of $2.3 million as a result of the lender releasing all liens on one of the properties in exchange for the sale proceeds.

The results of operations for properties that are held for sale or have been sold are reflected in the consolidated financial statements as discontinued operations for all periods presented and are summarized as follows (in thousands):

| | YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Revenues | **$ 693** | $ 6,296 | $ 7,649 |
| Expenses | **(1,118)** | (7,259) | (6,937) |
| Gain on deconsolidation of a subsidiary | **7,082** | — | — |
| Gain on sale of assets | — | 7,634 | — |
| Gain on extinguishment of debt | **879** | 2,313 | — |
| Impairment charges | — | (25,621) | — |
| **INCOME (LOSS) FROM DISCONTINUED OPERATIONS** | **$ 7,536** | **$ (16,637)** | **$ 712** |

### 17 | SEGMENT INFORMATION

We have determined that we operate in one business segment, real estate ownership, with domestic and foreign investments. Geographic information for this segment is as follows (in thousands):

| 2010 | DOMESTIC | FOREIGN[a] | TOTAL COMPANY |
|---|---|---|---|
| Revenues | $ 132,511 | $ 102,248 | $ 234,759 |
| Total long-lived assets[b] | 1,214,261 | 913,639 | 2,127,900 |
| **2009** | | | |
| Revenues | $ 128,957 | $ 103,947 | $232,904 |
| Total long-lived assets[b] | 1,235,053 | 988,496 | 2,223,549 |
| **2008** | | | |
| Revenues | $ 128,169 | $ 103,639 | $ 231,808 |
| Total long-lived assets[b] | 1,287,160 | 903,465 | 2,190,625 |

(a) Consists of operations in the European Union, Mexico, Canada and Asia.

(b) Consists of real estate, net; net investment in direct financing leases; equity investments in real estate and real estate under construction.

## 18 | SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

| (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) | THREE MONTHS ENDED | | | |
|---|---|---|---|---|
| | MARCH 31, 2010 | JUNE 30, 2010 | SEPTEMBER 30, 2010 | DECEMBER 31, 2010 |
| Revenues[a] | $ 58,896 | $ 58,088 | $59,333 | $ 58,442 |
| Operating expenses [a] | (34,897) | (25,908) | (26,951) | (29,158) |
| Net income | 14,412 | 16,185 | 15,773 | 12,868 |
| Less: Net income attributable to noncontrolling interests | (2,007) | (1,885) | (656) | (357) |
| Less: Net income attributable to redeemable noncontrolling interests | (6,445) | (6,792) | (4,208) | (4,881) |
| Net Income Attributable to CPA®16 — Global Shareholders | 5,960 | 7,508 | 10,909 | 7,630 |
| Earnings per share attributable to CPA®16 — Global shareholders | 0.05 | 0.06 | 0.09 | 0.06 |
| Distributions declared per share | 0.1656 | 0.1656 | 0.1656 | 0.1656 |

| | THREE MONTHS ENDED | | | |
|---|---|---|---|---|
| | MARCH 31, 2009 | JUNE 30, 2009 | SEPTEMBER 30, 2009 | DECEMBER 31, 2009 |
| Revenues[a] | $ 55,469 | $ 57,589 | $59,869 | $ 59,977 |
| Operating expenses [a] | (42,323) | (26,478) | (38,594) | (29,593) |
| Net income (loss)[b] | 2,565 | 12,331 | (2,734) | 797 |
| Less: Net (income) loss attributable to noncontrolling interests | (4,183) | (1,244) | 9,100 | 4,377 |
| Less: Net income attributable to redeemable noncontrolling interests | (6,027) | (5,738) | (4,530) | (7,254) |
| Net (Loss) Income Attributable to CPA®16 — Global Shareholders | (7,645) | 5,349 | 1,836 | (2,080) |
| (Loss) earnings per share attributable to CPA®16 — Global shareholders | (0.06) | 0.04 | 0.02 | (0.02) |
| Distributions declared per share | 0.1653 | 0.1656 | 0.1656 | 0.1656 |

(a) Certain amounts from previous quarters have been retrospectively adjusted as discontinued operations (Note 16).

(b) Net income (loss) for the first, second, third and fourth quarters of 2009 includes net impairment charges totaling $16.0 million, $4.2 million, $25.4 million, $14.0 million, respectively in connection with several properties and equity investments in real estate (Note 10).

## Report on Form 10-K

The advisor will supply without charge to any shareholder, upon written request to Ms. Susan C. Hyde, Director of Investor Relations, Corporate Property Associates 16 – Global Inc., 50 Rockefeller Plaza, New York, NY 10020, a copy of the annual report on Form 10-K for the year ended December 31, 2010, including the financial statements and schedules.

# Corporate Information

## MANAGEMENT

Wm. Polk Carey
*Chairman of the Board*

Trevor P. Bond
*Chief Executive Officer*

Gino M. Sabatini
*President*

John D. Miller
*Chief Investment Officer*

Mark J. DeCesaris
*Managing Director, Chief Financial Officer and Chief Administrative Officer*

Jason E. Fox
*Managing Director – Investments*

Susan C. Hyde
*Managing Director and Secretary*

Jan F. Kärst
*Managing Director – Investments*

Jeffrey S. Lefleur
*Managing Director – Investments*

Anne Coolidge Taylor
*Managing Director – Investments*

Thomas E. Zacharias
*Managing Director and Chief Operating Officer*

Greg Butchart
*Executive Director – International Asset Management*

Paul Marcotrigiano
*Executive Director and Chief Legal Officer*

Richard J. Paley
*Executive Director, Chief Risk Officer and Associate General Counsel*

Thomas Ridings
*Executive Director and Chief Accounting Officer*

Jiwei Yuan
*Executive Director – Finance*

Sunny Holcomb
*Senior Vice President - Finance*

Robert N. Jenkins
*Senior Vice President - Investments*

Leonard Law
*Senior Vice President and Chief Information Officer*

Donna M. Neiley
*Senior Vice President - Asset Management*

Gregory M. Pinkus
*Senior Vice President and Controller*

Rebecca A. Reaves
*Senior Vice President - Marketing and Investor Relations*

Gagan S. Singh
*Senior Vice President – Finance*

Craig Vachris
*Senior Vice President and Chief Credit Officer*

Jeff Zomback
*Senior Vice President and Treasurer*

Kathleen M. Barthmaier
*Director – Investments*

Chad Edmonson
*Director – Investments*

Brooks Gordon
*Director – Asset Management*

Jennifer Lucas
*Director – Investments*

Nicholas L. Pell
*Director – Investments*

Darren Postel
*Director – Asset Management*

Grace Shui
*Director – Investments*

## INVESTMENT COMMITTEE OF CAREY ASSET MANAGEMENT CORP.

Nathaniel S. Coolidge
*Chairman; Former Head of Bond and Corporate Finance Department, John Hancock Mutual Life Insurance Company*

Axel K.A. Hansing
*Member; Partner Coller Capital, Ltd.*

Frank J. Hoenemeyer
*Member; Former Vice Chairman and Chief Investment Officer, The Prudential Insurance Company of America*

Jean Hoysradt
*Member; Chief Investment Officer, Mousse Partners Ltd.*

Dr. Lawrence R. Klein
*Member; Nobel Laureate in Economics, Benjamin Franklin Professor Economics (Emeritus), University of Pennsylvania*

Dr. Richard C. Marston
*Member; James R.F. Guy Professor of Finance and Economics at the University of Pennsylvania and its Wharton School*

Nick J.M. van Ommen
*Member; former Chief Executive Officer, European Public Real Estate Association*

Dr. Karsten von Köller
*Member; Chairman, Loan Star Germany GmbH*

## DIRECTORS

Wm. Polk Carey
*Chairman of the Board*

Richard J. Pinola
*Chairman of the Audit Committee; former Chief Executive Officer and Chairman, Right Management Consultants*

Elizabeth P. Munson
*President, The Rockefeller Trust Company*

## AUDITORS

PricewaterhouseCoopers LLP

## EXECUTIVE OFFICES

Corporate Property Associates 16 Inc.
50 Rockefeller Plaza
New York, NY 10020
212-492-1100
1-800-WP CAREY

## TRANSFER AGENT

Phoenix American Financial Services, Inc.
2401 Kerner Boulevard
San Rafael, CA 94901
1-888-241-3737
www.wpcarey.com/shareholderaccess

## ANNUAL MEETING

June 15, 2011 at 4:00 p.m.
at the Executive Offices

## FORM 10-K

A Copy of The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained at www.sec.gov or without charge by writing the Executive Offices at the above address.

## E-DELIVERY

To receive future investor-related correspondence electronically go to www.wpcarey.com/shareholderaccess

## WEBSITE

www.CPA16GLOBAL.com

## E-MAIL

CPA16GLOBAL@wpcarey.com

Note: Management services are provided by officers of W. P. Carey & Co. LLC, the company's advisor, and its subsidiaries.

[This Page Intentionally Left Blank]

Creative direction and design: Odgis + Company; Primary photography: Ian Spanier; Printing: The Hennegan Company




Corporate Property Associates 16 – Global
50 Rockefeller Plaza
New York, NY 10020
1-800-WP CAREY
cpa16global@wpcarey.com
www.cpa16global.com




The paper and printer used in the production of the CPA®:16 – Global 2010 Annual Report are all certified to Forest Stewardship Council™ (FSC®) standards, which provide environmentally appropriate, socially beneficial and economically viable management of the world's forests.